Exhibit 10.1

Certain confidential information contained in this document, marked by brackets and asterisk, has been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K, because it (i) is not material and (ii)
would be competitively harmful if publicly disclosed

License Agreement

This License Agreement is entered into as of 27 August, 2023 (the “Execution Date”), by and among BioLineRx, Ltd., a company organized under the laws of the State of Israel, having a place of business at Modi’in Technology Park, 2 HaMa’ayan Street, Modi’in, 7177871, Israel, together with its Affiliates (“BioLine”); and Guangzhou Gloria Biosciences Co., Ltd., a company organized under the laws of the PRC, having a place of business at 3rd Floor, Building No. 2, 1 Nanxiang Third Road, Huangpu District, Guangzhou City, PRC (“Gloria Biosciences”); and Hong Seng Technology Limited, a company organized under the laws of the Special Administrative Region of Hong Kong, having a place of business at 14/F, Chun Wo Commercial, Centre, 25 Wing Wo Street, Central, Hong Kong (“HS Tech”). Each of BioLine, Gloria Biosciences and HS Tech may be referred to herein as a “Party” and together as the “Parties.”

WHEREAS, BioLine has rights to BL-8040 (Motixafortide; tradename “Aphexda”) (the “Licensed Product”), and associated rights and know-how (the “Licensed Technology”, as such terms are further defined below); and

WHEREAS, HS Tech wishes, as the direct licensee (“Licensee”), to obtain an exclusive license with respect to the Licensed Technology in order to develop, obtain marketing approval for and Commercialize the Licensed Product in the Territory; and

WHEREAS, HS Tech hereby engages and authorizes Gloria Biosciences to perform the License, i.e. to research, have researched, Develop, have Developed, use, market, distribute, Manufacture and have-Manufactured, offer for sale, sell, have sold and otherwise Commercialize Licensed Products in the Field, solely in the Territory and in accordance with the terms and conditions of this Agreement (for the purpose of such engaging and authorizing, Gloria Biosciences, together with HS Tech, are herein collectively referred to as the “Licensee”); and

WHEREAS, BioLine is entering into this License Agreement in reliance on the condition precedent that HS Tech is engaging and authorizing Gloria Biosciences to perform the License, and with the understanding that on the basis of such authorization and engagement by HS Tech, Gloria Biosciences will conduct all of the activities under the License and take all of the responsibilities, including providing a guarantee of the obligations of both Gloria Biosciences and HS Tech under the License Agreement, and that BioLine may look directly to Gloria Biosciences for indemnification with respect to any breach by Gloria Biosciences or HS Tech of any of their obligations under this License Agreement; and

WHEREAS, BioLine wishes to grant Licensee an exclusive license with respect to the Licensed Technology (it being understood that all and every aspects of the license are being granted to Gloria Biosciences and that BioLine shall be entitled to see Gloria Biosciences as responsible for the performance of all of the obligations of the Licensee in this Agreement) for such purposes, solely in the Territory and in accordance with the terms and conditions of this Agreement; and

WHEREAS, it is contemplated that HS Tech shall become a wholly-owned subsidiary of Gloria Biosciences in the near future, at which time Gloria Biosciences shall be formally and legally assigned all rights and obligations under this License Agreement;

NOW, THEREFORE, the Parties hereto, intending to be legally bound, hereby agree as follows:

1.	Interpretation

1.1.
Definitions.  Whenever used in this Agreement with an initial capital letter, the terms defined in this Section 1 (Interpretation), whether used in the singular or the plural, shall have the meanings specified below.

“Affiliate” shall mean, with respect to a Party, any person, organization, or entity controlling, controlled by or under common control with, such Party. For purposes of this definition only, “control” of another person, organization or entity shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the activities, management or policies of such person, organization, or entity, whether through the ownership of voting securities, by contract or otherwise. Without limiting the foregoing, control shall be presumed to exist when a person, organization, or entity (i) owns or directly controls 50% or more of the outstanding voting stock or other ownership interest of the other organization or entity, or (ii) possesses, directly or indirectly, the power to elect or appoint 50% or more of the members of the governing body of the organization or other entity.

“Applicable Laws” shall mean the applicable provisions of any and all national, state, and local laws, statutes, rules, regulations, administrative codes, ordinances, judgments, decrees, directives, injunctions, orders or permits (including Regulatory Approvals) of or from any government, court, or Regulatory Agency having jurisdiction over or related to the subject matter addressed by this Agreement.

“BioLine Indemnitees” shall have the meaning given to it in Section 11.1.1.

“Biokine” shall mean Biokine Therapeutics Ltd., a company formed pursuant to the laws of the State of Israel and having a place of business at Weizmann Science Park, P.O. Box 2213, Rehovot, 76120, Israel.

“Biokine Agreement” shall mean that certain license agreement entered into as of September 2, 2012, by and among BioLineRx Ltd., together with its affiliates, and Biokine Therapeutics Ltd., an Israeli company having a place of business at Weizmann Science Park, P.O. Box 2213, Rehovot, 76120, Israel.

“BioLine’s Manufacturer” shall mean [***], [***] or any other manufacturer engaged by BioLine to manufacture and supply the Licensed Product as agreed by the Licensee.

“BioLine’s Manufacturing Cost” shall mean, with respect to any Licensed Product, if such Licensed Product (or any precursor or intermediate thereof) is Manufactured or have-Manufactured by BioLine or its Affiliates, the price charged by BioLine’s Manufacturer as proved by the invoice issued by BioLine’s Manufacturer to BioLine multiplied by [***]%.

“Business Day” shall mean a day other than a Saturday or Sunday or any public holiday in the United States, the State of Israel, or the PRC. For the avoidance of doubt, references in this Agreement to “days” without designating them as Business Days shall mean calendar days.

“Calendar Quarter” shall mean the respective periods of three (3) consecutive calendar months ending on March 31, June 30, September 30, or December 31, except that the first Calendar Quarter of the Term shall commence on the License Effective Date and the last Calendar Quarter shall end on the last day of the Term.

“Calendar Year” shall mean a period of twelve (12) consecutive calendar months ending on December 31, except that the first Calendar Year of the Term shall commence on the License Effective Date and the last Calendar Year of the Term shall end on the last day of the Term.

“Clinical and Regulatory Plan” shall have the meaning given to it in Section 5.1 (Clinical and Regulatory Plan).

“Clinical Trial” shall mean a study in which human subjects or patients are dosed with a drug, whether approved or investigational, including any Phase I Clinical Trial, Phase II Clinical Trial, Phase III Clinical Trial, or any study required to be conducted before or following Marketing Approval as a condition to obtaining or maintaining such approval.

“Commercialization” or “Commercialize” shall mean activities directed to the marketing, promoting, advertising, exhibiting, distributing, detailing, selling (and offering for sale or contracting to sell) or otherwise commercially exploiting (including pricing and reimbursement activities) a Licensed Product (including importing and exporting activities in connection therewith).

“Combination Products” shall mean any pharmaceutical product that: (a) contains either: (i) a Licensed Product that is formulated with one (1) or more Other Active Ingredients; or (ii) a Licensed Product that is packaged with one (1) or more pharmaceutical product containing one (1) or more Other Active Ingredients (e.g. any anti-PD1 ingredients); or (b) is sold together with a Licensed Product as a single product and invoiced as a single product; or (c) is administered along with a Licensed Product as part of a single integrated treatment regimen.

“Compulsory License” shall mean any compulsory license or sublicense under the Licensed Patents or Licensed Technology obtained by a third party through the order, decree, or grant of a competent national Regulatory Agency, authorizing such Third Party to research, have researched, Develop, have Developed, use, market, distribute, offer for sale, sell, and have sold, Manufacture in the Field in the country of such national Regulatory Agency in the Territory.

“Contractors” shall have the meaning given to it in Section 2.5 (Contractors and Affiliates).

“Develop” or “Development” or “Developing” shall mean activities related to pre-clinical and clinical drug or biological development activities, including test method development, stability testing, toxicology, formulation, statistical analysis, pre-clinical and clinical studies, and regulatory affairs, making Regulatory Submissions and seeking and obtaining Regulatory Approval.

“EMA” shall mean the European Medicines Agency or its successor.

“Escrow Agent” shall mean Law Debenture Trust (Asia) Limited, whose registered office is at Suite 1301, 13/F Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong.

“Escrow Agreement” shall mean that certain escrow agreement to be entered into by and among BioLine, HS Tech and the Escrow Agent within five (5) Business Days after the Execution Date providing (i) for the deposit by HS Tech of the Upfront Payment into escrow and the release thereof to BioLine on the License Effective Date, and (ii) that in the event of termination of this Agreement pursuant to Section 12.2.4 (Termination for Special Indemnity Circumstances), the release of the Upfront Payment to Licensee’s designated account on the effective date of termination.

“Escrow Confirmation Date” shall have the meaning given to it in Section 6.1.1.

“Execution Date” shall have the meaning given to it in Preamble.

“Execution Date Agreement” shall have the meaning given to it in Section 2.1 (Condition Precedent to License Effective Date).

“Existing Indications” shall mean the indications of PDAC and SCM.

“FDA” shall mean the United States Food and Drug Administration or its successor.

“Field” shall mean all human uses, including all kinds of diagnosis, prevention, and treatment.

“First Commercial Sale” shall mean the first sale of a Licensed Product by Licensee, anyone duly authorized on its behalf, an Affiliate of Licensee or a Sublicensee, in any form or manner, to a third party (expressly excluding Licensee’s Affiliates or Sublicensees) after Regulatory Approval has been achieved in the first country in the Territory in which such Licensed Product is sold. The provision of Licensed Product for test marketing, Clinical Trial purposes, compassionate use or “named patient use” shall not be considered to constitute a First Commercial Sale, unless the Licensed Product has been sold for consideration.

“Generic Launch Date” shall mean, on a country-by-country basis in the Territory, the date of the first sale by a third party, for end use or consumption by a patient, of a Generic Product in the subject country as reported by IQVIA data (or IQVIA-equivalent data if IQVIA data are not available).

“Generic Entry” shall mean, on a country-by-country basis in the Territory, that following the Generic Launch Date of such Generic Product, the average Net Sales of the Licensed Product have declined in any [***] ([***]) consecutive Calendar Quarters by greater than [***]% compared to the average Net Sales of the Licensed Product during the [***] ([***]) consecutive Calendar Quarters completed just prior to the Generic Launch Date.

“Generic Product” shall mean, on a country-by-country basis in the Territory, a product created to be the same as a Licensed Product in dosage form, safety, strength, route of administration, quality, performance characteristics, and intended use, or having substantially the same composition of matter as a Licensed Product, and which has a marketing approval as a generic product by the Regulatory Agency in such country; provided, however, a product shall not be considered a Generic Product for the purposes hereof if Licensee or anyone on its behalf (including, but not limited to, an Affiliate or Sublicensee) was involved in its manufacture, approval or commercialization.

“Good Manufacturing Practices” or “GMP” shall mean the then-current good manufacturing practices required by the FDA, as set forth in the United States Federal Food, Drug and Cosmetic Act, as amended, and the regulations promulgated thereunder, for the manufacture and testing of pharmaceutical materials, and comparable laws or regulations applicable to the manufacture and testing of pharmaceutical materials in jurisdictions outside the United States, as they may be updated from time to time. Good Manufacturing Practices shall include applicable quality guidelines promulgated under the ICH.

“ICH” shall mean the International Conference on Harmonization (of Technical Requirements for Registration of Pharmaceuticals for Human Use).

“IIA” shall mean the Israel Innovation Authority of the Ministry of Economy of the State of Israel.

“IIA Consent” shall have the meaning given to it in Section 2.1 (Condition Precedent to License Effective Date).

“IND” shall mean any: (a) Clinical Trial Application (including any amendments thereto) filed with the NMPA pursuant to the Drug Administration Law of the PRC, Measures for the Administration of Drug Registration and NMPA Announcement on Adjustments to the Drug Clinical Trial Review and Approval Process (No. 50 of 2018) and other applicable PRC laws and regulations before commencement of clinical trials of a biopharmaceutical product; or (b) any comparable filings to those described in (a) with Regulatory Agencies in the Territory.

“Indications in Progress” shall have the meaning set forth in Section 3.2.2.

“Infringement” shall have the meaning given to it in Section 9.1.1 (Notice).

“Initial Clinical and Regulatory Plan” shall have the meaning given to it in Section 5.1 (Clinical and Regulatory Plan).

“Kreos” shall mean Kreos Capital VII Aggregator SCSp, a special limited partnership incorporated in Luxembourg under registered number B264706 whose registered office is at 1 Boulevard de la Foire, L-1528, Luxembourg.

“Licensee’s Material Breach” shall mean a material breach by HS Tech or Gloria Biosciences of their respective representations, warranties or obligations under this Agreement, which breach could reasonably be expected to have a material adverse effect on the benefit which BioLine would otherwise derive hereunder.

“License” shall mean the license granted to Licensee pursuant to Section 2.2 (License Grant) of this Agreement.

“License Effective Date” means the date on which the IIA Consent has been obtained in accordance with Section 2.1 (Condition Precedent to License Effective Date) (whether such IIA Consent is granted for an associated form of this Agreement modified in accordance with Section 2.1 (Condition Precedent to License Effective Date) or for the Execution Date Agreement).

“Licensed Know-How” shall mean all know-how and other intellectual property that is not included in the scope of Licensed Patents controlled by BioLine or its Affiliates, in written, electronic, or other form, and relating specifically to the Licensed Product and existing on the Execution Date, as described in Exhibit A-2 attached hereto, and know-how which may be generated or developed by BioLine subsequent to the Execution Date, and any improvement or updates to the foregoing.

“Licensed Patents” shall mean (i) all of the national or international patents and/or patent applications within the Territory that are related to the Licensed Product, including those existing on the Execution Date, as set forth on Exhibit A-1 attached hereto, and those national or international patents and/or patent applications within the Territory that are related to the Licensed Product that may be generated or developed by BioLine subsequent to the Execution Date (if any) and any improvement or updates to the foregoing; (ii) any patent or patent application that claims priority to and is a divisional, continuation, reissue, renewal, reexamination, substitution or extension of any patent application identified in (i); (iii) any patents issuing on any patent application identified in (i) or (ii), including any reissues, renewals, reexaminations, substitutions or extensions thereof; (iv) any claim of a continuation-in-part application or patent that is entitled to the priority date of, and is directed specifically to subject matter specifically described in, at least one of the patents or patent applications identified in (i), (ii) or (iii); (v) any foreign counterpart (including PCTs) of any patent or patent application identified in (i), (ii) or (iii) or of the claims identified in (iv); (vi) any national or international patents and patent applications that claim, but only with respect to those claims that claim subject matter specifically included in, the invention set out in the patents and/or patent applications set forth on Exhibit A-1 attached hereto; and (vii) any supplementary protection certificates, any other patent term extensions and exclusivity periods and the like of any patents and patent applications identified in (i) through (vi). Exhibit A-1 shall be updated from time to time to reflect the inclusion of new Licensed Patents, including those that may be generated or developed after the Execution Date and any improvement or updates to the foregoing.

“Licensed Product” shall mean BL-8040 (Motixafortide; tradename “Aphexda”), a novel, highly selective peptide inhibitor of the CXCR4 chemokine receptor, with a potential indication in the United States of stem cell mobilization in multiple myeloma, as well as other potential uses in oncologic and hematologic diseases in the Field, as well as further developments thereof and improvements and modifications thereto (including with respect to efficacy, dosing regimens and routes of administration), but expressly excluding further derivatives thereof to the extent such derivatives are considered to be new chemical entities.

“Licensed Technology” shall mean the Licensed Patents and the Licensed Know-How, Manufacturing Technology and BioLine Regulatory Data; provided, however, that the inclusion of Manufacturing Technology and BioLine Regulatory Data within the definition of Licensed Technology will only become effective on the Escrow Confirmation Date.

“Licensee” shall have the meaning given to it in the Preamble.

“Licensee Indemnitees” shall have the meaning given to it in Section 11.2.1.

“Licensee’s Developments” shall have the meaning set forth in Section 3.2.1.

“Licensee’s Independent Developments” shall have the meaning set forth in Section 3.2.3 (Licensee’s Independent Developments).

“Jointly Owned Licensee’s Developments” shall have the meaning set forth in Section 3.2.2.

“MAH” shall mean the owner and/or holder of the Regulatory Documentation and Regulatory Approvals of the Licensed Product.

“Manufacture”, “Manufactured” or “Manufacturing” shall mean all activities conducted in connection with the manufacture or production of pharmaceutical products, including activities relating to the receipt of materials, labeling, quality control testing, release and storage of Licensed Product, as applicable, and all related controls.

“Manufacturing Technology” shall mean any process, technology, information, data or documentation that is necessary or useful in the manufacture, formulation, vialing or release of the Licensed Product, including any assays or testing required to comply with GMP including process validation, product identity assays, in-process-control assays and any relevant standard operating procedures, MBR (Master Batch Record) and CMC Know-How, all to the extent the foregoing is owned or controlled by BioLine.

“Merck” shall mean Merck Sharp & Dohme B.V., having a place of business at Waarderweg 39, 2031 BN Haarlem, Netherlands.

“Merck Agreements” shall mean the Clinical Trial Collaboration and Supply Agreement (For Pancreatic Cancer Study) between BioLine and Merck dated as of January 11, 2016, and the Joint Rights Agreement between BioLine and Merck dated as of February 1, 2016.

“NMPA” shall mean the Chinese National Medical Products Administration.

“Net Sales” shall mean the gross amount billed or invoiced by or on behalf of Licensee, its Affiliates and its or their Sublicensees (the “Invoicing Entity”) on sales of Licensed Products (whether made before or after the First Commercial Sale of the Licensed Product), less the following items, to the extent relevant and actually incurred or allowed, and documented:

(a)
discounts (including trade, cash and quantity discounts), cash and non-cash, coupons, chargeback payments and rebates granted to managed health care organizations or to national, state and local governments, their agencies, and purchasers and reimbursers or to customers;

(b)
credits, allowances, discounts to and chargebacks for claims, spoiled, damaged or outdated goods, rejections or returns, bad debts of the Licensed Product made within [***] ([***]) months of the first sale or transfer of the relevant Licensed Products and Licensed Products returned in connection with recalls or withdrawals after the first sale or transfer of the relevant Licensed Products;

(c)
discounts or rebates or other payments required under any applicable governmental special medical assistance programs, pharmaceutical donation programs or any patient assistance program in the relevant country in the Territory, required chargebacks or retroactive price reductions applied within [***] months of the first sale or transfer of the relevant Licensed Product, including transfers or dispositions of the Licensed Products (i) in connection with patient assistance programs, (ii) for charitable or promotional purposes, (iii) for pre-clinical, clinical, regulatory or governmental purposes, or compassionate use or other similar programs where Licensed Products are provided to the party using the Licensed Product for the aforesaid purposes or programs at a price to such party which is greater than the actual cost to the Licensee, or (iv) for use in any tests or studies reasonably necessary to comply with any Applicable Law, regulation or request by a Regulatory Agency. For the avoidance of doubt, the discounts, rebates or other payments for any sales for the IIT (investigator-initiated clinical trial) by Licensee shall be reduced from Net Sales, regardless of whether or not applied within the aforementioned [***]-month period;

(d)
taxes and duties paid, absorbed, or allowed that are directly related to the sale of the Licensed Product (including sales taxes, excise taxes, use taxes, VAT and duties, customs duties, surcharges and other governmental charges incurred in connection with the use, sale, exportation, or importation of the Licensed Product as required under Applicable Law); and

(e)	actual freight and insurance costs incurred in transporting the Licensed Product to customers.
No other expenses or payments, of any kind shall be deducted for the purposes of calculating Net Sales. It is further clarified that:

(i)
In any transfers of Licensed Products between the Invoicing Entity and an Affiliate of the Invoicing Entity not for the purpose of resale by such Affiliate, Net Sales shall be equal to the fair market value of the Licensed Products so transferred, assuming an arm’s length transaction made in the ordinary course of business;

(ii)
Good faith sales of Licensed Products by an Invoicing Entity to an Affiliate of such Invoicing Party, for resale by such Affiliate, shall not be deemed Net Sales and Net Sales shall be determined based on the total amount invoiced or billed by such Affiliate on resale to an independent third party purchaser; and

(iii)
In the event that the Invoicing Entity, or the Affiliate of the Invoicing Entity, receives non-monetary consideration for any Licensed Products or in the case of transactions not at arm’s length with a non-Affiliate of the Invoicing Entity, Net Sales shall be calculated based on the fair market value of such consideration or transaction, assuming an arm’s length transaction made in the ordinary course of business.

“Other Active Ingredient(s)” shall mean any API (i.e., active pharmaceutical ingredient), pharmaceutical component or drug product other than a Licensed Product.

“Party” and “Parties” shall have the meaning set forth in the Preamble.

“PDAC” shall mean pancreatic carcinoma.

“Pivotal Trial” shall mean a registrational or label-enabling clinical trial.

“PRC” shall mean the People’s Republic of China, for the purpose of this Agreement only, excluding Hong Kong, Macau and Taiwan.

“Regulatory Agency” shall mean the NMPA in the PRC or NMPA-equivalent agency in other countries in the Territory, or any other competent government body in each country in the Territory.

“Regulatory Approval” or “Marketing Approval” shall mean approval permitting commercial sale of the Licensed Product granted by the applicable Regulatory Agency. With respect to any particular country or region within the Territory, the term shall mean all approvals, licenses, registrations or authorizations of any Regulatory Agency necessary to commercially distribute, sell or market the Licensed Product in such country or region.

“Regulatory Documentation” shall mean: (a) Regulatory Submissions, including, for the avoidance of doubt, INDs, NDAs, Drug Master Files, correspondence with Regulatory Agencies, period safety update reports, adverse event files, and, if applicable, any updates or supplements to any of the foregoing; and (b) any minutes or contact logs with respect to any telephone conferences conducted with any Regulatory Agency relating to the subject matter described in (a) of this sentence, to the extent such minutes or logs exist and can legally be made available to the other Party.

“Regulatory Submissions” shall mean (a) any filing, application or submission with any Regulatory Agency, including authorizations, approvals or clearances arising from the foregoing, including Marketing Approvals, review opinions and conclusions of Regulatory Approvals, as applicable, and all correspondence or communication with or from the relevant Regulatory Agency, as well as (b) minutes of any material meetings, telephone conferences or discussions with the relevant Regulatory Agency, to the extent such minutes or logs exist and can legally be made available to the other Party in each case, with respect to a Licensed Product.

“Release Condition” shall have the meaning given to it in Section 6.1.1(1) (Release to BioLine and Interest).

“Representative” shall have the meaning given to it in Section 5.4 (Steering Committee, Consultation and Progress Reports).

“Royalty Term” shall have the meaning given to it in Section 6.4 (Royalty Payments).

“SCM” shall mean stem cell mobilization.

“Securities Purchase Agreement” shall mean that certain Securities Purchase Agreement dated as of the Execution Date, by and among BioLine, Gloria Biosciences, and HS Tech.

“Steering Committee” shall have the meaning given to it in Section 5.4 (Steering Committee, Consultation and Progress Reports).

“Sublicense” shall mean any right granted, license given, or agreement entered into, by Licensee to or with any other person or entity, under, or with respect to, or permitting any use of, any of the Licensed Technology or otherwise permitting the development, marketing, distribution and/or sale of Licensed Products (regardless of whether such grant of rights, license given or agreement entered into is referred to or is described as a sublicense or as an agreement with respect to the development and/or sale and/or distribution and/or marketing of Licensed Products). For the avoidance of doubt, Licensee’s utilization of Contractors shall not be deemed as a Sublicense.

“Sublicensee” shall mean a person or entity granted a Sublicense in accordance with Section 2.3 (Sublicenses), including any sublicensees of other Sublicensees.

“Territory” shall mean those countries of the Asia region, excluding the State of Israel, as set out in Exhibit D attached hereto and as determined in accordance with the mechanism set out therein.

“Third Party License” and “Third Party License Agreement” shall have the meaning set forth in Section 6.4.3(2) (Anti-Stacking).

“Upfront Payment” shall have the meaning set forth in Section 6.1 (Upfront Payment and Release from Escrow).

“Valid Claim” shall mean: (a) a claim of an issued, unexpired patent within the Licensed Patents that: (i) has not been revoked, disclaimed, abandoned or held invalid or unenforceable by a court or other body of competent jurisdiction in an unappealed or unappealable decision and (ii) has not expired or been cancelled, withdrawn, abandoned, disclaimed or admitted to be invalid or unenforceable through reissue, disclaimer or otherwise; and (b) a bona fide claim of any patent application within a Licensed Patent that: (i) has not been cancelled, withdrawn or abandoned without being refiled in another application in the applicable jurisdiction, and (ii) has been pending 15 years or less from the date of filing of such patent application and (iii) has not been abandoned or finally disallowed without the possibility of appeal or re-filing of the application; provided that, if a patent application pending 15 years or more later issues and meets the requirements of clause (a), any claims issued therein shall be deemed a Valid Claim.

1.2.	Interpretation. The preamble to this License Agreement shall be deemed an integral part hereof and the provisions of the preamble shall be deemed binding on the Parties.

2.	License Grant, Sublicensing and Related Matters.

2.1.
Condition Precedent to License Effective Date. The Parties acknowledge that the IIA must consent to this Agreement (the “IIA Consent”) before this Agreement is made effective (the date such consent is given, is herein referred to as the “License Effective Date”). As such, BioLine shall, at the commercially reasonable cost of BioLine, take the reasonable actions required to request the written consent of the IIA to this Agreement and shall make reasonable commercial efforts to obtain such IIA Consent as soon as possible, and the initial request to the IIA shall be made by BioLine in less than five (5) Business Days from the Execution Date. Licensee shall, at the commercially reasonable cost of BioLine, provide reasonable cooperation to BioLine in connection with the BioLine’s efforts to obtain such consent upon request of BioLine, including by executing all documents reasonably required to be submitted to the IIA in connection with the foregoing. The Parties acknowledge that it may be necessary prior to the License Effective Date to modify the contents of this Agreement as it exists on the Execution Date (“Execution Date Agreement”) to comply with the specific, formal written requests of the IIA and the Parties hereby agree to make all reasonable proposed modifications by the IIA; provided, however, that (a) subject to this entire Agreement being in full force and effect, all financial obligations that may be imposed by the IIA as a pre-condition to obtaining IIA Consent to this Agreement shall be the sole responsibility of BioLine; (b) the Parties will cooperate in good faith to minimize financial and non-financial obligations (which obligations must be commercially reasonable) that may be imposed by the IIA as a pre-condition to obtaining IIA Consent to this Agreement; and (c) neither Party shall be required to agree to additional material (financial or non-financial) obligations that may be imposed by the IIA as a pre-condition to obtaining IIA Consent, or any modifications to this Agreement that would have, or would be reasonably likely to have, a material adverse impact on the rights or obligations of either Party as set forth in this Agreement. Solely to the extent the IIA Consent is not obtained within four (4) months of the Execution Date (“IIA Consent Application Period”), the Parties’ respective obligations hereunder shall terminate, except that notwithstanding anything herein to the contrary, the provisions of this Agreement other than this Section 2.1 (Condition Precedent to License Effective Date) and Sections 8 (Confidential Information), Section 12.2.4 (Termination for Special Indemnity Circumstances) and Section 12.2.5 (Termination Prior to License Effective Date), shall not be effective until the License Effective Date. From and after the License Effective Date, the entire Agreement shall be in full force and effect. For clarity, once BioLine obtains the IIA Consent, this Agreement becomes effective in all respects; until that time, only Sections 2.1 (Condition Precedent to License Effective Date), Section 8 (Confidential Information), Section 12.2.4 (Termination for Special Indemnity Circumstances) and Section 12.2.5 (Termination Prior to License Effective Date) shall be deemed effective.

Notwithstanding otherwise provided herein, (i) during the IIA Consent Application Period and (ii) for an additional period of four (4) months if this Agreement is terminated solely because the IIA Consent is not obtained within the IIA Consent Application Period as provided in this Section 2.1 (Condition Precedent to License Effective Date) as result of an intentional act taken by BioLine to intentionally undermine the obtaining of said consent, BioLine shall neither disclose to nor negotiate with any third party with respect to the same or similar matters described herein.

Upon request of Licensee, BioLine shall provide a copy of all of the application documents with respect to the IIA Consent and all correspondence or communication or feedback with or from the IIA immediately.

2.2.
License Grant.  Subject to terms and conditions hereof, BioLine hereby grants to HS Tech an exclusive, royalty-bearing, sublicensable license under BioLine’s rights in the Licensed Technology to research, have researched, Develop, have Developed, use, market, distribute, Manufacture and have-Manufactured offer for sale, sell, have sold and otherwise Commercialize Licensed Products in the Field, solely in the Territory (the “License”) and HS Tech hereby engages and authorizes Gloria Biosciences to perform the License, i.e. to research, have researched, Develop, have Developed, use, market, distribute, Manufacture and have-Manufactured offer for sale, sell, have sold and otherwise Commercialize Licensed Products in the Field, solely in the Territory. For purposes of this Section 2.2 (License Grant), and except as otherwise agreed in this Agreement, the term “exclusive” means that BioLine shall not have any right to itself, or to grant such licenses or rights to any third party in the Territory with respect to the foregoing or engage in any of the foregoing in the Territory except with the prior written permission of Licensee or except as set forth in the Clinical and Regulatory Plan. For the avoidance of doubt, BioLine reserves all rights to engage in any and all of the foregoing outside the Territory directly and/or via third parties.

2.3.
Sublicenses.  Except as otherwise stated in this Section 2.3 (Sublicenses), Licensee shall be entitled to grant Sublicenses under the License granted under this Agreement, it being clarified that Sublicenses shall be granted for consideration and in arm’s length transactions, and that sublicenses to Affiliates of Licensee shall not be considered Sublicenses under this Agreement. Notwithstanding the foregoing, and notwithstanding the fact that Licensee is solely responsible for the development and Commercialization of the Licensed Product in the Territory, prior to granting any Sublicense to a third party (the “Prospective Sublicensee”), the provisions of this Section 2.3 (Sublicenses) will apply to any Sublicense grant (if applicable).

2.4.	Additional Arrangements regarding Sublicensing.

2.4.1.
Any grant of a Sublicense shall not require the prior written consent of BioLine but shall be subject to the following provisions: Licensee will provide BioLine with a written notice (the “Sublicense Notice”) that will include: (a) Licensee’s desire to grant a Sublicense to the prospective Sublicensee; and (b) the principal commercial terms of the proposed Sublicense, (i.e., the sublicensed rights, the sublicensed territories, and the sublicense fees). Within [***] calendar days of receipt of the Sublicense Notice, BioLine may provide a written notice (the “Response”) to Licensee indicating that BioLine has identified an alternative third party (the “Alternative Prospective Sublicensee”) who has provided BioLine with a term sheet containing financial terms objectively more favorable than those set out in the Sublicense Notice (such terms to be included in the Response), in which case Licensee will commence negotiations with the Alternative Prospective Sublicensee for the grant of the Sublicense; provided, however, that should such negotiations fail to generate a binding, written and definitive sublicense agreement within [***] calendar days after Licensee’s receipt of the Response, Licensee shall be free to proceed to grant a Sublicense to the Prospective Sublicensee.

In the event that BioLine notifies Licensee in writing that it does not wish to propose an Alternative Prospective Sublicensee or fails to provide Licensee with a Response within the aforementioned [***] calendar day period, Licensee shall be entitled to grant the aforementioned Sublicense to the Prospective Sublicensee with no further obligations in respect thereof to BioLine (save and except for the remaining provisions of this section).

2.4.2.
Sublicense Agreements.  Sublicenses shall only be granted pursuant to written agreements. Licensee shall provide BioLine with a copy of (i) the by-then proposed draft of each Sublicense agreement into which it intends to enter for BioLine’s review [***] calendar days prior to the contemplated date of execution thereof, and (ii) the final executed version of each Sublicense agreement into which it enters within [***] ([***]) days after receipt of an executed draft thereof from the Sublicensee. For the avoidance of doubt, it is hereby clarified that should the final executed version include material changes from the proposed final draft provided to BioLine for review pursuant to the foregoing, Licensee shall specifically notify BioLine of such material changes within reasonable time prior to execution. BioLine shall have a right to comment on and object to the Sublicense agreement to the extent that it provides rights to the Sublicensee that are substantially inconsistent with, or deviated from, the terms of this Agreement, in which case such Sublicense agreement shall not come into effect.

2.4.3.	Each Sublicense agreement shall be consistent with the terms of the Agreement and shall contain, inter alia, provisions to the following effect:

(1)	All provisions necessary to ensure Licensee’s ability to perform its obligations under this Agreement, including reporting and audit requirements; and

(2)
In the event of termination of the License set forth in Section 2.2 (License Grant) above (in whole or in part – e.g., termination in a particular country), any existing agreements that contain a Sublicense of, or other grant of right with respect to, Licensed Technology shall terminate to the extent of such Sublicense or other grant of right.

2.4.4.
Licensee undertakes to take all actions reasonably necessary to enforce its rights under its agreements with the Sublicensee. Any act or omission by Licensee’s Sublicensee which would have constituted a material breach of this Agreement had it been an act or omission by Licensee, shall constitute a material breach of this Agreement; provided, however, that any such breach shall be subject to a cure period consistent with the terms of this Agreement. Licensee shall indemnify BioLine for, and hold it harmless from, any and all damages or losses caused to BioLine as a result of any such breach by a Sublicensee.

2.4.5.
A Sublicensee shall not be entitled to Sublicense its rights under a Sublicense agreement without BioLine’s prior written consent, such consent shall not be unreasonably withheld; provided, however, that BioLine shall use its best efforts to provide a response to any request for additional sublicenses within a reasonable time period and, in any event, not later than [***] Business Days from the receipt of a request from Licensee.

2.4.6.
Other than as specifically set forth in this Section 2.3 (Sublicenses), Licensee and its Sublicensee shall not be entitled to grant, directly or indirectly, to any person or entity any right of whatever nature (i) under, or with respect to, or permitting any use or exploitation of, any of the Licensed Technology or (ii) to Develop, Manufacture, seek Regulatory Approval for, market or sell or otherwise Commercialize the Licensed Product.

2.5.
Contractors and Affiliates.  Licensee shall have the right to utilize third party contractors in connection with Licensee’s activities in exploiting the License in accordance with the terms of this Section 2.5 (Contractors and Affiliates). Provided that (i) such contractors perform activities on Licensee’s behalf, (ii) Licensee’s purpose in entering arrangements with such contractors is not to receive payment or other consideration from such contractors, and (iii) Licensee maintains control of and remains solely responsible for such activities, the provisions of Section 2.3 (Sublicenses) shall not apply with respect to such contractors which, for the purpose of this Agreement, shall be referred to as “Contractors”. For the avoidance of doubt, sublicenses to Affiliates of Licensee shall not be considered Sublicenses under this Agreement (i.e., Licensee shall be entitled to sublicense to any or all of the rights it is granted hereunder (including the rights to further Sublicense to other Affiliates) at its sole decision to its Affiliates and, in such case, Sections 2.4.1 to Section 2.4.6 shall not apply to such sublicenses), provided that upon such transaction (i) such Affiliate shall comply with Licensee’s obligations pursuant to this Agreement, (ii) Licensee shall remain liable for the acts and omissions of such Affiliate, and (iii) Licensee promptly notifies BioLine of such transaction.

2.6.	Territory. The arrangements set forth in Exhibit D attached hereto shall govern the determination of which countries in the Territory are included within the scope of the License.

2.7.
First Offer Rights. In the event that BioLine wishes to grant a third party a license in relation to part or all of the rights under the License Technology or Jointly Owned Licensee’s Development outside of the Territory for the Development and/or Commercialization of the Licensed Product substantially comparable in nature and scope to the terms of this Agreement, (herein, an “Ex-Territory License Agreement”), prior to entering into negotiations with respect thereto with such third party, BioLine shall notify Licensee of BioLine’s interest in proceeding with negotiations for such an Ex-Territory License Agreement (the “First Offer Notice to Licensee”). Licensee shall thereafter have [***] days to consider whether it is interested in commencing negotiations with BioLine for the Ex-Territory License Agreement further to the First Offer Notice to Licensee and, if it is, Licensee shall respond to BioLine in writing (the “First Offer Response by Licensee”). Upon receipt of the First Offer Response by Licensee, BioLine and Licensee shall engage in good faith negotiations to conclude the Ex-Territory License Agreement. Should Licensee fail to provide the First Offer Response by Licensee within the aforementioned [***] day period or otherwise notifies BioLine that it is not interested in entering into the Ex-Territory License Agreement, or if, after Licensee provides the First Offer Response by Licensee, BioLine and Licensee fail to execute the Ex-Territory License Agreement within [***] days from the date the First Offer Response by Licensee is provided, BioLine shall be free to enter into negotiations with any third party with respect to the Ex-Territory License Agreement without any obligations to Licensee pursuant to this Section 2.7 (First Offer Rights).

2.8.	Further Collaboration

After the Execution Date, without prior written consent from Licensee, neither BioLine nor any of its Affiliates, shall, directly or indirectly, enter into any collaboration regarding the Licensed Product or the Licensed Technology within the Territory in the Field; provided, however, that the foregoing shall not restrict BioLine, its Affiliates or its or their sublicensees from entering into agreements with (i) service providers, including manufacturers, in the Territory for the provision of services to BioLine, its Affiliates or sublicensees (including the supply of Licensed Product) to the extent the purpose thereof is related to activities being undertaken by such entities outside the Territory, or (ii) manufacturers in the Territory who are engaged to supply Licensed Product to Licensee as contemplated in this Agreement, (each of the foregoing a “Territory Agreement”). BioLine shall provide Licensee with written notice prior to executing any Territory Agreement. In addition, and for the avoidance of doubt, BioLine and Licensee acknowledge that BioLine is a party to that certain Collaboration Agreement with GenFleet Therapeutics (Shanghai) Inc. (the “Genfleet Agreement”) and the existence thereof shall not, in any way, be deemed to be a violation or breach of the restriction set out in this Section 2.8 (Further Collaboration), provided, however, BioLine shall terminate the Genfleet Agreement and all relevant cooperation with Genfleet within [***] months after the Execution Date.

3.	Title.

3.1.
Title.  Subject to the License granted to Licensee pursuant to the terms of this Agreement, all rights, title, and interest in and to the Licensed Technology shall be owned solely and exclusively by BioLine and its licensors.

3.2.	Licensee’s Developments.

3.2.1.
As used herein, “Licensee’s Developments” shall mean any inventions developed, made, conceived or created, and know-how, data and information generated (i) by Licensee in the course of its performance of this Agreement, or (ii) by Licensees and/or its Affiliates as a result of the exercise of the License that relates to the Licensed Technology or the Licensed Product, (including without limitation, any creative achievements of general applicability related to Manufacturing processes of the Licensed Product, any improvement of the performance or efficacy of the Licensed Product, a reduction of any side effects, drug interactions or other adverse effects of the Licensed Product, or an increase in the efficiency or productivity of the Manufacturing and production process for the Licensed Product, even if BioLine participated in discussions or consultations related to the aforementioned); and all intellectual property rights and data rights therein. Licensee shall provide BioLine with prompt written notice of the generation of Licensee’s Developments, including by way of updates at meetings of the Steering Committee.

For the avoidance of doubt, any arrangement regarding Licensee Regulatory Data shall be subject to Section 5.9.4 (Data Provision and License to BioLine).

3.2.2.
Licensee’s Developments for (i) the indication of SCM, (ii) the indication of PDAC, (the indications mentioned in above item (i) and (ii) are herein referred to as the “Existing Indications”) and (iii) the indications as provided in Exhibit F (BioLine’s “Indications in Progress”), shall be jointly owned by Licensee and BioLine on a world-wide basis (“Jointly Owned Licensee’s Developments”), and the following provisions shall apply with respect thereto:

(1)
no action regarding the preparation, filing and prosecution of any patent applications, and the maintenance of all patents included within the Jointly Owned Licensee’s Developments (within or outside the Territory) shall be carried out without the joint consent of both Licensee and BioLine, acting reasonably and in good faith; and

(2)
each of Licensee and BioLine are entitled to use the Jointly Owned Licensee’s Development, to research, have researched, Develop, have Developed, use, market, distribute, Manufacture and have-Manufactured offer for sale, sell, have sold and otherwise Commercialize Licensed Products, or grant licenses with respect thereto, (i) within their respective territory (meaning, for the avoidance of doubt, for Licensee, in the Territory, while for BioLine, in any countries outside the Territory) without consent from the other Party; (ii) in the other Party’s respective territory only if obtaining a prior written consent from the other Party, not to be unreasonably withheld.

3.2.3.
Licensee’s Independent Developments. For all of the Licensee’s Developments other than the Jointly Owned Licensee’s Developments (herein, the “Licensee’s Independent Developments”), they shall be the sole property of Licensee on a world-wide basis. Licensee shall keep BioLine informed of the generation of Licensee’s Independent Developments via the Steering Committee. Licensee shall be entitled to file in its own name relevant patent applications and to own resultant patent rights for such Licensee’s Independent Developments and no license is granted to BioLine with respect thereto without the prior written consent of Licensee, or as otherwise agreed by both Licensee and BioLine in written agreements (except as set forth below and except for a license as necessary to enable BioLine to perform its obligations pursuant to this Agreement).

(1)
Non-Commercial License. Licensee does and hereby agrees to grant to BioLine a non-exclusive, fully paid up and royalty-free, non-transferable, and non-sublicensable license under Licensee’s rights in Licensee’s Independent Developments to enable BioLine to engage in non-profit generating internal activities outside the Territory including to research, have researched, Develop, have Developed (including Manufacture and have Manufactured in connection with such non-profit activities).

(2)
Commercial License. In the event that BioLine desires to obtain a license under Licensee’s rights in Licensee’s Independent Developments to enable BioLine to engage in for-profit or commercial activities outside the Territory, including activities such as sublicensing, marketing, distribution, Manufacturing and having-Manufactured, offering for sale, selling, having sold and otherwise Commercializing relevant products, then BioLine will provide notice of such desire to Licensee and BioLine and Licensee shall enter into good faith negotiations for a customary and reasonable license agreement that may include royalty payments as may be agreed.

(3)
Offer in Favor of BioLine. In the event that Licensee wishes to grant a third party a license in relation to part or all of its rights under the Licensee’s Independent Developments outside of the Territory for any Development and/or Commercialization of the Licensed Product substantially comparable in nature and scope to the terms of this Agreement, (herein, an “Ex-Territory Independent Development License Agreement”), prior to entering into negotiations with respect thereto with such third party, Licensee shall notify BioLine of Licensee’s interest in proceeding with negotiations for such an Ex-Territory Independent Development License Agreement (the “First Offer Notice to BioLine”). BioLine shall thereafter have [***] days to consider whether it is interested in commencing negotiations with Licensee for the Ex-Territory Independent Development License Agreement further to the First Offer Notice to BioLine and, if it is, BioLine shall respond to Licensee in writing (the “First Offer Response by BioLine”). Upon receipt of the First Offer Response by BioLine, BioLine and Licensee shall engage in good faith negotiations to conclude the Ex-Territory Independent Development License Agreement. Should BioLine fail to provide the First Offer Response by BioLine within the aforementioned [***] day period or otherwise notifies Licensee that it is not interested in entering into the Ex-Territory Independent Development License Agreement, or if, after BioLine provides the First Offer Response by BioLine, BioLine and Licensee fail to execute the Ex-Territory Independent Development License Agreement within [***] days from the date the First Offer Response by BioLine is provided, Licensee shall be free to enter into negotiations with any third party with respect to the Ex-Territory Independent Development License Agreement without any obligations to BioLine pursuant to this Section 3.2.3(3) (Offer in Favor of BioLine).

3.2.4.
To the extent that any right, title or interest in or to Licensee’s Independent Developments vests in BioLine, by operation of Applicable Laws or otherwise, then BioLine (or its Affiliate) shall, and hereby does, irrevocably assign to Licensee any and all such right, title and interest in and to Licensee’s Independent Developments without the need for further payments from Licensee. All of the employees, officers and consultants of BioLine that are engaged in the performance of its obligations or exercise of its rights under this Agreement shall have executed agreements assigning to BioLine of all inventions and discoveries discovered, invented, created or otherwise generated during the course of and as the result of their association with BioLine, obligating the individual upon request to sign any documents to confirm or perfect such assignment. When Licensee is prosecuting and maintaining any patent or patent application, as applicable, or is enforcing a patent right or defending an action with respect to any Licensee’s Independent Developments, then upon reasonable request by Licensee and at Licensee’s expense, BioLine shall reasonably assist in such prosecution, maintenance, defense, or enforcement, as applicable, including if reasonably required or desirable, furnishing documents and information, and executing all necessary documents as Licensee may reasonably request.

3.3.
No Further Encumbrance. After the Execution Date, BioLine will not agree to the creation of any material encumbrance (including a lien, pledge, mortgage, security interest, or charge) on any of the Licensed Technology without first bringing the matter to its board of directors for deliberation.

4.	Patent Management.

4.1.
Prosecution and Maintenance for the Licensed Patent.  BioLine and the Licensee shall consult each other regarding the preparation, filing and prosecution of all patent applications, and the maintenance of all patents included within the Licensed Patents in the Territory, including, without limitation, the content, timing, and jurisdiction of the filing of such patent applications and their prosecution, and other details, to enable BioLine to ensure a consistent overall global strategy pertaining to the prosecution and maintenance of the Licensed Patents. BioLine and Licensee shall collaborate and work with patent counsel in respect of such preparation, filing and prosecution so that the Licensed Patents are maintained in their best possible condition to enable Licensee to exercise the rights granted under Section 2 (License Grant, Sublicensing and Related Matters) in the Territory while, at the same time, ensuring no dilution to or negative effects on the status, strength, and validity of the Licensed Patents outside the Territory. Licensee, following such consultation with BioLine, shall file, prosecute, and maintain any Licensed Patents in the countries in the Territory, at Licensee’s sole expense and subject to and in accordance with the following conditions:

4.1.1.
Each application and every patent registration as aforesaid shall be registered in the name of BioLine and automatically added to the License granted pursuant to this Agreement (without increasing the compensation due by Licensee pursuant to Section 6 (Fees and Consideration)).

4.1.2.
Patent prosecution decisions (such as the filing of continuation and divisional applications, abandoning an application, changing claims in the course of prosecution or contentious proceedings, electing inventions, and presenting arguments in the course of prosecution or contentious proceedings) shall be made by BioLine after review and consideration, in good faith, of comments from Licensee. Following such decision by BioLine, patent applications shall be filed by Licensee.

4.1.3.
BioLine shall provide its comments on patent prosecution decisions or patent applications as aforesaid within [***] calendar days of receipt from Licensee of the proposed text of such prosecution decision or patent application. In the event that BioLine fails to provide its comments within such time period, Licensee may proceed to make and file such decisions and filings.

4.1.4.
Licensee shall provide BioLine with a copy of all material documents generated or received by Licensee and/or its attorneys in connection with the prosecution and maintenance of the Licensed Patents, including briefs, office actions, examinations, and correspondence. In order to avoid delays in the provision of such documents, Licensee (i) shall instruct its patent counsel / attorney to provide simultaneous copies of all correspondence to both Licensee and BioLine, and (ii) shall provide BioLine with a copy of any such document it receives that has not also been sent to BioLine within [***] ([***]) days of its receipt.

4.1.5.
In any event of termination of the License with respect to a Licensed Patent the control of the patent file with respect to such patent (and in case of termination of the License in its entirety, the control of all patent files) shall revert to BioLine. In such a case, Licensee shall take all necessary steps to (i) notify the relevant patent offices that BioLine has assumed the sole right to prosecute and maintain the Licensed Patents; and (ii) instruct its patent attorney or attorneys to consider BioLine as its clients with regard to the Licensed Patents, such that BioLine shall have the sole right to assume Licensee’s place vis-à-vis the attorney with respect to such Licensed Patents (subject to internal conflict clearance by such attorney or attorneys), or, at BioLine’s sole discretion, to instruct the attorney to transfer the patent file and the right to act on behalf of BioLine with respect to such Licensed Patents to BioLine itself, or to another attorney or patent attorney which BioLine shall identify.

4.2.
Abandonment.  If Licensee decides that it does not wish to pay for or proceed with the preparation, filing, prosecution, protection or maintenance of any patents or patent applications that are included within the Licensed Patents within any specific country in the Territory (“Abandoned Patent Rights”), Licensee shall provide BioLine with notice of such election within [***] days of Licensee’s decision to abandon the patent (and in the case of an existing patent or patent application, at least [***] days prior to the expiration thereof). Licensee shall then be released from any obligation to bear any costs or expenses in respect of such Abandoned Patent Rights. At the written request of BioLine provided to Licensee within [***] days of the receipt of the foregoing election, Licensee shall cooperate with BioLine, and take actions necessary to transfer responsibility for such preparation, filing, prosecution, protection or maintenance and related payments to BioLine. In such event, any license granted by BioLine to Licensee hereunder with respect to such Abandoned Patent Rights will terminate, and Licensee will have no rights whatsoever to exploit such Abandoned Patent Right. BioLine shall then be free, without further notice or obligation to Licensee, to grant rights in and to such Abandoned Patent Rights to third parties in the Territory[, provided, however, all of the other rights (including without limitation, the rights of the Licensed Technology or Licensed Products that are not related to the Abandoned Patent Rights) granted by BioLine to Licensee shall remain in full force and effect in accordance with the terms of this Agreement and shall not be affected in any perspective due to the Abandoned Patent Rights.

4.3.
No Warranty.  Nothing contained herein shall be deemed to be a warranty by BioLine or Licensee that it can or will be able to obtain patents on patent applications included in the Licensed Patents, or that any of the Licensed Patents will afford adequate or commercially worthwhile protection.

5.	Clinical and Regulatory Plan, Steering Committee and Diligence.

5.1.
Clinical and Regulatory Plan.  BioLine and Licensee have agreed on an initial clinical and regulatory plan for the Licensed Product of the Existing Indications, which is set out in Exhibit B to this Agreement, and which forms an integral part hereof (the “Initial Clinical and Regulatory Plan”). The Initial Clinical and Regulatory Plan will be limited in scope and will focus on initial clinical trials and regulatory matters with respect to SCM and PDAC. Within [***] days of the License Effective Date, BioLine and Licensee, and their respective Representatives on the Steering Committee, shall finalize a comprehensive clinical and regulatory plan for the Licensed Product of the Existing Indications (the “Comprehensive Clinical and Regulatory Plan”) and, once finalized and agreed, the Comprehensive Clinical and Regulatory Plan shall either supplement or replace the Initial Clinical and Regulatory Plan. For the purposes of this Agreement, the Initial Clinical and Regulatory Plan and the Comprehensive Clinical and Regulatory Plan shall be referred to as the “Clinical and Regulatory Plan”. Each Clinical and Regulatory Plan shall describe, at a minimum, (i) the proposed overall program of development, including Clinical Trials and associated timelines; (ii) timelines for holding key Regulatory Agency meetings, filing of applications for Regulatory Approval in all countries in the Territory, and expected timelines for receipt of Regulatory Approvals therein; and (iii) other material tasks, responsibilities, and obligations of Licensee in connection with the foregoing. In the event of any inconsistency between the Clinical and Regulatory Plan and this Agreement, the terms of this Agreement shall prevail.

5.2.
Implementation of Clinical and Regulatory Plan.  BioLine and Licensee shall fulfil their respective obligations under the Clinical and Regulatory Plan in a prompt, diligent and professional manner in accordance with the timelines set out therein, at Licensee’s cost unless expressly agreed otherwise in writing by BioLine. Without limiting the generality of the foregoing, BioLine and Licensee shall meet the milestones set forth in the Clinical and Regulatory Plan within the time frame set forth therein to the extent applicable to them, respectively. BioLine and Licensee will designate project managers who will be points of contact for ongoing communication with respect to Licensee’s performance of the Clinical and Regulatory Plan. Any proposed adjustments to the Clinical and Regulatory Plan may be proposed to the Steering Committee, which is authorized to approve such adjustment subject to the terms of Section 5.4 (Steering Committee, Consultation and Progress Reports).

5.3.
BioLine Information and Material.  In support of Licensee’s obligation to execute the Clinical and Regulatory Plan, and subject to compliance with Applicable Laws (including any applicable data security, cyber security, and personal information protection laws, rules, and regulations), BioLine will, in such form and media as may be reasonably requested by Licensee and according to the timeline as may be reasonably requested by Licensee and which, in both cases, is agreed by BioLine (such agreement not to be unreasonably withheld), make or cause any third parties to make (provided that BioLine has agreements with such third parties which expressly permit BioLine to provide the specified information to other entities such as Licensee, or such third parties consent to the provision of the specified information to Licensee) the following information and material available to Licensee: (i) all data, information, and documents (including clinical and non-clinical/CMC data) regarding the Licensed Product; (ii) all data, information, drawings, plans, descriptions, flow charts, data, process descriptions, formulae and all other materials and documentation regarding the Licensed Technology; and (iii) regular updates at scheduled Steering Committee meetings or other meetings held concerning the progress of Clinical Trials involving the Licensed Product being conducted outside the Territory, to the extent permitted. With respect to clinical and non-clinical/CMC data, all data, information, and documentation as mentioned in above item (i) and (ii) and (iii) in this Section 5.3 (BioLine Information and Material) and all regulatory filings prepared for the purpose of obtaining Regulatory Approval (together, “BioLine Regulatory Data”) shall be included within the scope of the License. BioLine further grants Licensee the right to reference the BioLine Regulatory Data for Licensee’s Developmental, clinical, regulatory, and Commercial purposes with respect to the Licensed Product within the Territory. The foregoing will be made available either (i) by uploading it to Licensee’s data management system, and Licensee will cooperate technically to enable such upload to occur; or (ii) within the framework of the Steering Committee on an ongoing basis (or directly to Licensee following dissolution of the Steering Committee). It is clarified that all such material will be provided in English.

5.4.
Steering Committee, Consultation and Progress Reports.  BioLine and Licensee will establish a steering committee (the “Steering Committee”) to oversee any development, pre-clinical and clinical studies, as well as regulatory path aspects of the Licensed Product according to the Clinical and Regulatory Plan and the implementation thereof. Each Party shall be entitled to designate two (2) representatives to the Steering Committee (each a “Representative”). The Steering Committee shall meet no less frequently than quarterly. The Representatives shall be bound by the confidentiality arrangements set out in this Agreement. BioLine and Licensee agree to consult, via their respective Representatives, in respect of material decisions related to the exercise of the License, the Licensed Technology and the Licensed Product. In the context of the Steering Committee, Licensee shall provide BioLine, via its Representatives, with quarterly reports which shall summarize the material activities which Licensee and its Affiliates and Sublicensees undertook with respect to the Licensed Technology, the Clinical and Regulatory Plan, and the Licensed Product during the preceding quarter (the “Quarterly Committee Report”). All decisions regarding the amendment or adjustment to the Clinical and Regulatory Plan (herein, “Material Decisions”) shall be made by consensus and absent such consensus, a proposal or decision shall not be implemented; provided, however, that in the event that, after a period of [***] days, the Representatives are unable to reach such consensus on such matters, BioLine or Licensee’s Representatives shall refer such matter to their respective chief executive officer (or his or her designee) who will be responsible for resolving such matter, to the extent feasible. Other decisions within the duties of the Steering Committee which are commercial in nature and taken after the completion of the performance of the Clinical and Regulatory Plan can be made and decided by the Representatives designated by Licensee after consultation, in good faith, with the Representatives designated by BioLine. Notwithstanding the foregoing, clinical and regulatory decisions and the decisions of pricing related to the Stem Cell Mobilization indication shall be made by consensus as aforesaid, it being clarified that in the event of any conflict between this section and the arrangements in Section 5.7 (Diligence and Commercialization Plan) regarding the SCM Designated Matters, the arrangements in Section 5.7 (Diligence and Commercialization Plan) shall take precedence with respect to these matters only. The Steering Committee shall be disbanded only upon mutual agreement of BioLine and Licensee. It is clarified that all proceedings, discussions, and materials exchanged within the Steering Committee will be in English.

5.5.	Manufacture and Supply of Licensed Product.

5.5.1.
Supply of the Licensed Product. BioLine agrees to supply Licensee, during the Term, on an exclusive basis in the Territory, with the Licensed Product [***], or any other format agreed by BioLine and Licensee, [***] as per ICC Incoterms 2020.

5.5.2.
Clinical and Commercial Supply Agreements. As soon as possible after the License Effective Date, BioLine and Licensee shall enter into a customary Quality Agreement related to the supply of Licensed Product as contemplated herein.

5.5.3.
Supply Conditions. BioLine shall deliver the Licensed Product [***] as per ICC Incoterms 2020. The shipment place shall be determined by Licensee; provided, however, that shipment will be only to a single location. For the avoidance of doubt, Licensee shall be solely responsible for distribution arrangements within the Territory, as well as all costs associated therewith.

5.5.4.	Purchase Forecasting and Order. Licensee shall submit to BioLine the following:

(1)
Licensee shall provide BioLine with written monthly rolling forecasting for [***]-month periods (“Purchase Forecasting”) on a quarterly basis, not later than [***] days before the end of each quarter (e.g., March 15th, June 15th, etc.). The first [***] months of each Purchase Forecasting shall be subject to the approval of BioLine, not to be unreasonably withheld, and in all cases BioLine shall respond in good faith to a request for approval not later than [***] Business Days after receiving the relevant notice from Licensee. Licensee may from time to time send orders according to the latest Purchase Forecasting to BioLine. Once approved, such orders become firm orders and BioLine shall ensure to supply, and Licensee shall ensure to purchase [***]% of the aggregated quantity requested for the first [***] months of each Purchase Forecasting. The quantity specified for the remaining period under the Purchase Forecasting is prepared for planning purposes only.

(2)
Quantities under the Purchase Forecasting should be calculated in vials and BioLine shall supply the Licensed Products as naked vials. Purchase Forecasting should differentiate Develop demand and Commercialization demand.

(3)
In the event that the quantities of the Licensed Product ordered by Licensee in any Calendar Quarter exceeds [***]% of the quantities of the Licensed Product in the latest Purchase Forecasting submitted by Licensee and approved by BioLine, BioLine shall not be obliged but shall use its commercially reasonable efforts to supply Licensee with such quantities of the Licensed Product which exceed [***]%. If for any reason (including, without limitation, due to a Force Majeure event) BioLine is unable to supply all of Licensee’s requirements specified in an order compliant with the approved Purchase Forecasting, the available Licensed Product shall be allocated to Licensee, BioLine and other licensees of BioLine as a relative percentage of all sales in all territories, in the proportion that the aggregate sales of the Licensed Product in all territories during the immediately preceding [***] ([***]) consecutive months bears to the aggregate worldwide sales of Licensed Product by BioLine and its licensees for the same period.

5.5.5.
Buffer Stock and Sourcing. BioLine shall at all times maintain a buffer stock of at least [***]% of the approved Purchase Forecasting of the Licensed Product exclusively for use in the Territory until such time as Licensee assumes responsibility for some or all of the manufacturing and/or supply of the Licensed Product. Licensee also shall at all times maintain a buffer stock of at least [***]% of the Purchase Forecasting of the Licensed Product for use in the Territory.

5.5.6.
Assistance in Case of Termination. Without prior written consent from Licensee, BioLine shall not terminate the supply of the Licensed Product to Licensee except in cases of a Licensee’s Material Breach which has not been cured within [***] days after receiving a notice for rectification from BioLine. In case BioLine terminates the supply of the Licensed Product to Licensee with Licensee’s prior written consent, BioLine will use its commercially reasonable efforts to assist Licensee or its designated third party, with its negotiations for a direct contract manufacturing agreement with BioLine’s Manufacturer regarding the manufacture and supply of Licensed Product for the Territory. In the case that such direct agreement with BioLine’s Manufacturer is not feasible or Licensee or such third party elects not to enter into such agreement, BioLine shall continue to supply the Licensed Product required by Licensee and its Affiliates in accordance with the terms of this Agreement, until Licensee or such third party is able to Manufacture the Licensed Product in sufficient quantities and to the extent of complete substitution of the supply and such period of supply shall be reasonable (the “Transition Period”). BioLine shall cooperate with Licensee to find a new supplier and provide reasonable assistance to Licensee, for Licensee to be able to Manufacture the Licensed Product within such Transition Period and/or assist Licensee or its Affiliates, as the case may be, to enable it to Manufacture the Licensed Product within such Transition Period. Licensee shall have the right to directly contact and purchase the Licensed Product outside the Territory from such new supplier solely for the supply of the Licensed Product into the market in the Territory.

5.5.7.
BioLine shall ensure that the Licensed Products Manufactured and Commercialized by BioLine in the United States or other countries outside the Territory for supply to Licensee for use within the Territory comply with all Applicable Laws (including without limitation, relevant requirements like GMP raised by FDA or EMA) and, can be normally merchantable and supplied to Licensee for its performance of the rights as granted in Section 2.2 (License Grant).

5.5.8.	Supply Price.

(1)	The price for Licensee’s purchase of the Licensed Product for Commercialization (“Commercialization Supply Price”) shall be calculated as follows:

(a)
In general, the price charged by BioLine’s Manufacturer as proved by the invoice issued by BioLine’s Manufacturer to BioLine multiplied by [***]% (“BioLine’s Manufacturing Cost”) shall be applied as the Commercialization Supply Price;

(b)	[***]; and

(c)	[***].

(2)
The price for Licensee’s purchase of the Licensed Product for Development shall be the same as the Commercialization Supply Price, and shall be paid for by Licensee in full; provided, however, that for any annual quantity of Licensed Product for Development in excess of [***] vials (the “Excess”), [***]% of the price in respect of such Excess shall be for BioLine’s account and such share will be a deduction off future royalties to be paid by Licensee to BioLine in accordance with the terms of this Agreement.

(3)
Upon not less than [***] days’ prior written notice, BioLine shall permit an independent, certified public accountant selected by Licensee and reasonably acceptable to BioLine, which acceptance will not be unreasonably withheld, delayed or conditioned, to audit or inspect those books or records of BioLine or its Affiliates that relate to BioLine’s Manufacturing Cost for the sole purpose of verifying the truth and authenticity of the BioLine’s Manufacturing Cost. Licensee shall be responsible for the cost of any such audit, provided that if the relevant auditor determines that BioLine has increased any supply price without an actual increase of the fees charged by BioLine’s Manufacturer, BioLine shall pay the costs and expenses of such audit. The results of such audit shall be final and binding, absent manifest error.

5.5.9.
Following Licensee’s decision to exercise its option to assume responsibility for the Manufacture and supply of the Licensed Product and the provision of written notice thereof to BioLine in accordance with the terms of Section 5.6.2 (Manufacturing Selection), Licensee shall be entitled to negotiate with BioLine’s Manufacturer regarding the price of the Licensed Product for supply to markets in the Territory.

5.5.10.
Exclusive Supply. Before the expiration of the Term, BioLine shall not provide, directly or indirectly, any Licensed Products to any party other than Licensee or its Affiliates for the purpose of Development or Commercialization within the Territory; provided, however, that the foregoing shall not derogate from the exceptions set out in Section 2.8 (Further Collaboration).

5.5.11.	Failure of Supply.

(1)
BioLine shall make its commercially reasonable effort to ensure the full supply to Licensee of Licensed Product ordered in accordance with the arrangements set out in Section 5.5.4 (Purchase Forecasting and Order). In addition, BioLine shall promptly notify Licensee if BioLine determines that it will be unable to meet the delivery date or quantity specified in any firm order.

(2)
If more than twice during any [***] ([***]) consecutive month period (i) BioLine is unable to deliver at least [***]% of any firm order placed by Licensee, or (ii) any firm order is delivered more than [***] days after the delivery date specified in a firm order; (above item (i) and/or item (ii), “BioLine’s Supply Failure”), BioLine shall (i) return all purchase price paid by Licensee for the Licensed Products with respect to BioLine’s Supply Failure; and (ii) pay liquidated damages in an amount equivalent to [***] times the amount of such purchase price.

5.6.	Manufacturing Technology Transfer

5.6.1.
Manufacturing Technology Provision. Immediately after (but not later than [***] days after) the Escrow Confirmation Date, BioLine shall provide to Licensee the Manufacturing Technology and shall provide Licensee with copies or tangible embodiments of all data, information, materials and know-how included within such Manufacturing Technology for such Licensed Product.

5.6.2.
Manufacturing Selection. At any time after the License Effective Date, Licensee may, at its sole decision, select to Manufacture the Licensed Product by itself or its designated party (“Manufacturing Selection”) and, upon Licensee’s Manufacturing Selection:

(1)	Licensee shall promptly provide BioLine with notice thereof; and

(2)
BioLine shall, upon Licensee’s reasonable request, provide reasonable technical assistance (including without limitation, on-site training) at Licensee’s cost and expense in connection with the Manufacture of the applicable Licensed Product.

5.7.
Diligence and Commercialization Plan.  Subsequent to the completion of the Clinical and Regulatory Plan, Licensee shall use all commercially reasonable efforts, and/or shall cause its Affiliates and/or Sublicensees to use their commercially reasonable efforts: (i) to introduce the Licensed Product into the commercial market in all countries in the Territory; (ii) to actively market the Licensed Product following such introduction into the market; (iii) to conduct post-approval clinical studies as agreed by the Steering Committee; and (iv) to obtain pricing and potential reimbursement health insurance coverage approvals in all countries in the Territory, all in accordance with an initial Commercialization plan for the Licensed Products of the Existing Indications to be prepared by Licensee and submitted to BioLine within [***] days of the License Effective Date (the “Commercialization Plan”); provided, however, that the following matters with respect to the SCM indication shall be treated as follows: (1) retail pricing decisions of the Licensed Product regarding SCM indication only (herein, the “SCM Designated Matters”) shall be subject to the written approval of BioLine; (2) Licensee shall provide to BioLine information regarding the estimated launch timing of the Licensed Products of SCM indication as well as the basic marketing and packing information; and (3) marketing and promotional materials (e.g. brochures, posters, giveaways), labeling and packaging materials, as well as material changes thereto, shall be subject to the approval of BioLine, not to be unreasonably withheld, and such approval shall be deemed granted if BioLine has not responded within [***] days of Licensee’s request for approval, provided, however, if the marketing promotion and packaging materials are the materials which have been provided by BioLine to Licensee, Licensee’s usage of such materials shall not subject to the prior approval of BioLine. The Parties agree to discuss approval requirements for PDAC indications in good faith at future date. The Commercialization Plan shall be discussed by BioLine and Licensee on or before November 30th of each year and shall be finally decided by Licensee considering the reasonable comments from BioLine; provided, however, that the SCM Designated Matters shall be subject to the written approval of BioLine. The initial Commercialization Plan for the Territory can include the following information: (a) the pre-launch plans with milestones to be achieved in the launch period and through year [***] ([***]), [***] ([***]), [***] ([***]), and [***] ([***]); (b) the estimated number of full-time representative equivalents to be deployed during the launch and during the Term; and (c) marketing plans to achieve revenue and sales forecasts. Licensee shall, among other things, update the initial Commercialization Plan annually, identify specific Licensee responsibilities for promotion and Commercialization of the Licensed Product of Existing Indications in the Territory, including the estimated number of FTEs to be engaged in such efforts, the key annual internal goals of Licensee’s commercial team by market in the Territory and the annual forecasts for sales volume in the Territory by market. For the purposes of this Section (Diligence and Commercialization Plan), “FTE” means the equivalent of the work of one (1) employee full time for one (1) year for work directly related to the promotion and/or Commercialization of the Licensed Product or any other activities specifically permitted under this Agreement. If Licensee requires reasonable support from BioLine to prepare, revise or execute the Commercialization Plan, Licensee will discuss same with BioLine and BioLine will use its reasonable commercial efforts to provide such support at the cost and expense of Licensee.

5.8.
Trademarks.  For each Licensed Product in the Territory, Licensee or its Affiliates shall be responsible for all trademarks, trade names, branding, logos and domain names related to such Licensed Product in the Territory that Licensee selects and which are approved in writing in advance by BioLine (such approval not to be unreasonably, conditioned or withheld, provided, however, that in the event that BioLine does not respond to Licensee’s request for approval within [***] days after receiving the relevant notice from Licensee, receipt confirmed, Licensee may proceed without such approval) (“Licensee Product Marks”) and shall be entitled to and responsible for selecting, registering, enforcing, defending and maintaining such Licensee Product Marks. As between BioLine and Licensee, Licensee shall be the sole owner of the Licensee Product Marks. If it is necessary or reasonably useful for Licensee to use any trademarks, trade names, branding, logos and domain names that are owned or controlled by BioLine or its Affiliates (including without limitation, the trademarks listed in Exhibit C attached hereto, “Licensed Marks”), BioLine and Licensee shall enter into a reasonable and customary trademark license granting the rights to use such Licensed Marks in connection with the Licensed Products under this Agreement without any additional fees.

5.9.	Regulatory Activities and Information Exchange.

5.9.1.
Regulatory Submissions.  Licensee (or its designated Affiliate or Sublicensee) shall be solely responsible for and shall maintain all Regulatory Documentation and Regulatory Approvals for Licensed Products in the Territory in the name of Licensee. Licensee shall be the sole owner of such Regulatory Documentation and Regulatory Approvals and shall keep BioLine reasonably informed of all material regulatory developments related to Licensed Products in the Territory and shall notify BioLine in writing promptly after becoming aware of any material decision by any Regulatory Agency in the Territory regarding Licensed Products. It is expressly agreed that in no event will BioLine be the MAH for any country in the Territory, unless otherwise expressly agreed by BioLine in its sole discretion with the agreement of Licensee. In particular, HS Tech shall be entitled to designate itself or any third party to act as the MAH for each country within the Territory according to its reasonable business intention. Licensee shall notify BioLine of any selection so made by Licensee. Licensee shall be solely responsible to BioLine for the acts of such designee and any damages arising from such designation. BioLine shall make its reasonable commercial effort to provide assistance and cooperation to Licensee in support of the foregoing at Licensee’s cost and expense.

5.9.2.
Exchange of Information; Right of Reference.  BioLine shall promptly provide to Licensee all of the Regulatory Documentation and shall provide all of the materials (including amendments) reasonably requested by Licensee for its Regulatory Submissions within the Territory that are within BioLine’s possession and under its control. In particular, if, according to the feedback from competent Regulatory Agency, it is necessary to revise, supplement, or improve relevant technical information during the course of the Regulatory Approval application, BioLine and Licensee shall, via their representatives on the Steering Committee, discuss how best to provide the corresponding information in accordance with the requirement raised by Regulatory Agency (including without limitation the requirements raised by center for drug evaluation or other similar Regulatory Agencies) whether through the performance of amended Clinical Trial or another method; provided, however, that in any such event the costs and expenses for any activities agreed to be performed to generate the required additional information and data shall be at the sole cost and expense of Licensee. BioLine hereby grants to Licensee a right of reference to all Regulatory Submissions pertaining to Licensed Products outside the Territory. Licensee may use such right of reference to BioLine’s Regulatory Submissions in the Field solely for the purpose of performing Licensee’s obligations under this Agreement and for seeking, obtaining, and maintaining Marketing Approval of Licensed Products in Field in the Territory.

5.9.3.
Pharmacovigilance Agreement and Safety Reporting.  Licensee shall comply with all Applicable Laws for safety reporting and data exchange requirements. Prior to the first Clinical Trial to be undertaken by Licensee or its designees, Licensee and BioLine shall execute a separate pharmacovigilance agreement that defines the responsibilities and obligations of Licensee and BioLine with respect to the procedures and timeframes for compliance with Applicable Laws pertaining to safety reporting and data exchange for the Licensed Product. In addition, Licensee shall fully cooperate with BioLine with respect to safety and adverse events purposes as may be required by BioLine.

5.9.4.
Data Provision and License to BioLine. Subject to the compliance with Applicable Laws (including any applicable data security, cyber security, and personal information protection laws, rules, and regulations) in each country within the Territory, Licensee shall provide to BioLine and shall ensure that its Affiliates and Sublicensees provide to Licensee (such that it can provide same to BioLine), (i) all data generated by or on behalf of the Licensee and its Affiliates and Sublicensees after the License Effective Date in connection with the performance of Licensee’s activities pursuant to this Agreement for the Licensed Products, including analytical and clinical and non-clinical/CMC data (including raw data and data submission packages) relating to the Licensed Product, and (ii) copies of all regulatory filings prepared for the purpose of obtaining Regulatory Approval for the Licensed Products, and all Regulatory Documentation prepared by Licensee and submitted to Regulatory Agencies in the Territory and all such documentation received in the Territory, that are within Licensee’s possession and under its control (together, “Licensee Regulatory Data”). Licensee shall provide BioLine with all Licensee Regulatory Data within the framework of the Steering Committee on an ongoing basis (or directly to BioLine following dissolution of the Steering Committee). Licensee agrees that:

(1)
for the Licensee Regulatory Data with respect to the Existing Indications and BioLine’s Indications in Progress, BioLine shall be and hereby is granted the exclusive, fully paid up and royalty-free, non-transferable, and sublicensable (multiple tiers is prohibited unless otherwise agreed by Licensee in writing), license to use Licensee Regulatory Data for all Developmental, clinical, regulatory, and Commercial purposes outside the Territory, provided, however, when BioLine wishes to grant a third party a sublicense in relation to the Licensee Regulatory Data with respect to the Existing Indications and BioLine’s Indications in Progress outside of the Territory, such sublicense shall be subject to the First Offer Rights under Section 2.7 (First Offer Rights), where BioLine shall be free to enter into negotiations with any third party with respect to such sublicense only if, after Licensee provides the First Offer Response by Licensee, BioLine and Licensee fail to execute an definitive agreement regarding the similar or same cooperation under such proposed sublicense within [***] days from the date the First Offer Response by Licensee is provided. In addition, Licensee further grants BioLine (and its Affiliates and Sublicensees) the right to reference the Licensee Regulatory Data for BioLine’s Developmental, clinical, regulatory, and Commercial purposes with respect to the Licensed Product outside the Territory;

(2)
for the Licensee Regulatory Data with respect to the indications other than the Existing Indications and BioLine’s Indications in Progress, it shall be deemed as Licensee’s Independent Development, and the terms of Section 3.2.3 (Licensee’s Independent Developments) shall apply with respect to Licensee’s licensing obligations to BioLine; and

(3)
in the event any Applicable Laws prevent any of the foregoing Licensee Regulatory Data from being provided to BioLine, Licensee will promptly update BioLine of such situation with an explanation of the relevant Applicable Laws preventing the provision of such data, and BioLine and Licensee will discuss in good faith alterations to the form and information required to be included thereon in order to comply with the relevant Applicable Laws.

5.9.5.
No Harmful Actions.  If Licensee reasonably determines that BioLine is taking any action with respect to a Licensed Product that will have an adverse risk outside the Territory, then Licensee may bring the matter to the attention of the Steering Committee (or directly to BioLine, following dissolution of the Steering Committee) and Licensee and BioLine shall discuss in good faith a potential resolution to such concern.  Without limiting the foregoing, with respect to each Licensed Product, unless Licensee and BioLine otherwise agree: (i) BioLine shall not communicate with any Regulatory Agency having jurisdiction within the Territory with respect to any Licensed Product, unless so ordered by such Regulatory Agency, in which case BioLine shall immediately notify Licensee of such order; and (ii) BioLine shall not submit any Regulatory Submissions or seek Marketing Approvals for any Licensed Product in the Territory. If BioLine reasonably determines that Licensee is taking any action with respect to a Licensed Product that will have an adverse risk within the Territory, then BioLine may bring the matter to the attention of the Steering Committee (or directly to Licensee, following dissolution of the Steering Committee) and Licensee and BioLine shall discuss in good faith a potential resolution to such concern. Without limiting the foregoing, (i) Licensee shall not communicate with any Regulatory Agency having jurisdiction outside the Territory with respect to any Licensed Product, unless so ordered by such Regulatory Agency, in which case Licensee shall immediately notify BioLine of such order; and (ii) Licensee shall not submit any Regulatory Submissions or seek Marketing Approvals for any Licensed Product outside the Territory.

5.9.6.
Remedial Actions.  BioLine and Licensee will notify each other immediately, and promptly confirm such notice in writing, if it obtains information indicating that any Licensed Product may be subject to any recall, corrective action or other regulatory action taken by virtue of Applicable Laws (a “Remedial Action”).  BioLine and Licensee will assist each other in gathering and evaluating such information as is necessary to determine the necessity of conducting a Remedial Action. Licensee shall, and shall ensure that its Affiliates and Sublicensees will, maintain adequate records to permit BioLine and Licensee to trace the packaging, labeling, distribution, sale, and use (to the extent possible) of the Licensed Product in the Territory.  Licensee shall have sole discretion with respect to any matters relating to any Remedial Action in the Territory, including the decision to commence such Remedial Action and the control over such Remedial Action in its territory, at its cost and expense; provided, however, if BioLine reasonably determines in good faith that any Remedial Action with respect to any Licensed Product in the Territory must be commenced or is required by Applicable Laws or Regulatory Agency, (A) BioLine shall discuss such Remedial Action with Licensee and (B) Licensee shall carry out such Remedial Action upon BioLine’s request, and BioLine and Licensee shall share equally the cost of such Remedial Action (unless such Remedial Action is due: (1) solely to Licensee’s negligence, gross negligence, willful misconduct or violation of Applicable Laws, in which case Licensee shall be responsible for [***]% of the costs of such Remedial Action; or (2) solely to BioLine’s negligence, gross negligence, willful misconduct or violation of Applicable Laws, in which case BioLine shall be responsible for [***]% of the costs of such Remedial Action).  Notwithstanding anything to the contrary in clause (B) above, if Licensee in good faith disagrees that such Remedial Action should be commenced or is required by Applicable Laws or Regulatory Agency, such Remedial Action shall be conducted at BioLine’s cost; provided that, if a Regulatory Agency later determines that such Remedial Action is required, Licensee shall reimburse BioLine such costs, up to Licensee’s applicable share of the costs for such Remedial Action (i.e., up to [***]%, [***]%, or [***]%).  BioLine and Licensee shall provide each other, at the other Party’s expense, with such assistance in connection with a Remedial Action as may be reasonably requested by such other Party.

6.	Fees and Consideration.

6.1.	Upfront Payment and Release from Escrow.

6.1.1.
Within seven (7) Business Days after the Execution Date, HS Tech shall deposit with the Escrow Agent the amount of US $15,000,000 (the “Upfront Payment”), pursuant to the terms and conditions set forth in the Escrow Agreement. The Escrow Agreement shall provide that the Escrow Agent shall immediately provide the Parties with written notice of receipt of the Upfront Payment and the deposit thereof into the escrow account designated in the Escrow Agreement. The date on which such notice is provided is referred to as the “Escrow Confirmation Date”. The Escrow Agreement shall also provide that the Upfront Payment will be released in accordance with the following terms:

(1)
Release to BioLine and Interest.  The Upfront Payment shall be transferred immediately to the account designated by BioLine only when the IIA Consent has been obtained (the “Release Condition”), and all the interest accrued on the Upfront Payment amount while in escrow (if any) shall be released to the account designated by Licensee.

(2)
Release to HS Tech. (i) The Upfront Payment (including all of the interest accrued therein, if any) shall be transferred to the account designated by HS Tech immediately if the IIA Consent is not obtained within four (4) months of the Execution Date (or such later date as may be otherwise agreed to in writing by HS Tech and BioLine);  (ii) the Upfront Payment (including all of the interest accrued therein, if any) shall be transferred to the account designated by HS Tech immediately if the Parties have agreed that HS Tech will pay BioLine the Upfront Payment from a bank account  other than the account of the Escrow Agent which the Upfront Payment is deposited into according to Section 6.1.5 (the “Alternate Payment”); provided that BioLine shall have received such written assurances and documentation as it may request demonstrating that the Alternate Payment has already or will in fact take place, e.g. a written agreement among the Parties regarding the Alternate Payment.

6.1.2.
BioLine and HS Tech shall cooperate in order to ensure the prompt release of the Upfront Payment from escrow according to this Section 6.1(Upfront Payment and Release from Escrow), including delivering the joint release notice in accordance with the Escrow Agreement (the “Joint Release”) to the Escrow Agent. It is expressly acknowledged that, as of the Execution Date, BioLine and HS Tech have (i) signed the Joint Release and deposited their respective signature pages thereto with their respective legal counsel – meaning, the law firm of Arnon, Tadmor-Levy, in the case of BioLine, and the law firm of Herzog Law, in the case of HS Tech, and (ii) given irrevocable instructions to such counsel to deliver the Joint Release to the Escrow Agent immediately upon confirmation by counsel that the Release Condition has been met.

6.1.3.	Unless otherwise provided in this Agreement, upon release to BioLine, the Upfront Payment shall be non-refundable and non-creditable.

6.1.4.	All of the fees charged by the Escrow Agent shall be borne by BioLine, provided that such fees shall be capped by USD 10,000.

6.1.5.
Notwithstanding anything express or implied to the contrary in this License Agreement, the Securities Purchase Agreement, or any other document, contract, or information related to the transactions contemplated herein and therein, the License Effective Date shall not be deemed to have occurred, and the Upfront Payment shall not be deemed to have been released, until such time as BioLine’s bank (the “Bank”) has approved the Escrow Agent for Anti-Money Laundering (AML) and Know Your Client (KYC) purposes, has received the funds from the Escrow Agent, has deposited the funds in BioLine’s account, and has advised BioLine that the deposited funds are immediately available and unrestricted (such advice, the “Fund Availability Notice”).  In this connection, the Parties shall cooperate by providing to the Bank all such AML and KYC forms, declarations, and/or other information reasonably requested by the Bank for such purpose. If BioLine has not received a Fund Availability Notice within [***] ([***]) days of the release of funds by the Escrow Agent, the Parties shall discuss in good faith alternative methods of payment. If the Parties agree that, as a result of such discussion regarding the alternative methods of payment, HS Tech will pay BioLine the Upfront Payment from a bank account other than the account of the Escrow Agent in which the Upfront Payment has been deposited , the Upfront Payment (including all of the interest accrued therein, if any) shall be transferred to the account designated by HS Tech according to Section 6.1.1 before HS Tech’s payment of the Upfront Payment to BioLine through other bank account (the “Alternate Payment”); provided that BioLine shall have received such written assurances and documentation as it may request demonstrating that the Alternate Payment has already or will in fact take place, e.g. a written agreement among the Parties regarding the Alternate Payment.

6.2.	Development Milestone Payments. Licensee shall pay BioLine the following, non-refundable (except as otherwise set out expressly in this Agreement) development milestone payments:

6.2.1.	US $[***] upon acceptance of Pivotal Trial IND submission of stem cell mobilization in Mainland China;

6.2.2.	US $[***] upon acceptance of Pivotal Trial IND submission of stem cell mobilization in Japan;

6.2.3.	US $[***] upon Marketing Approval of stem cell mobilization in Mainland China;

6.2.4.	US $[***] upon Marketing Approval of stem cell mobilization in Japan;

6.2.5.	US $[***] upon acceptance of Pivotal Trial IND submission of the first indication for a solid tumor, like PDAC, in Mainland China;

6.2.6.	US $[***] upon acceptance of Pivotal Trial IND submission of the first indication for a solid tumor, like PDAC, in Japan;

6.2.7.	US $[***] upon Marketing Approval of the first indication for a solid tumor, like PDAC, in Mainland China;

6.2.8.	US $[***] upon Marketing Approval of the first indication for a solid tumor, like PDAC, in Japan;

6.2.9.	US $[***] upon acceptance of Pivotal Trial IND submission of the first orphan hematologic indication other than the indications described above in Mainland China;

6.2.10.	US $[***] upon acceptance of Pivotal Trial IND submission of the first orphan hematologic indication other than the indications described above in Japan;

6.2.11.	US $[***] upon Marketing Approval of the first other orphan hematologic indication other than the indications described above in China; and

6.2.12.	US $[***] upon Marketing Approval of the first orphan hematologic indication other than the indications described above in Japan.

[***]

6.3.
Sales Milestones. Unless otherwise provided in this Agreement, Licensee shall pay BioLine the following, non-refundable sales milestone payments upon the first time the combined (meaning all countries in the Territory) annual Net Sales from all countries in the Territory (the “Target Amount”) reach the following figure:

6.3.1.	US $[***] when the Target Amount reaches US $[***];

6.3.2.	US $[***] when the Target Amount reaches US $[***];

6.3.3.	US $[***] when the Target Amount reaches US $[***];

6.3.4.	US $[***] when the Target Amount reaches US $[***]; and

6.3.5.	US $[***] when the Target Amount reaches US $[***].

[***].

6.4.	Royalty Payments.

6.4.1.
Licensee shall pay BioLine a running royalty on Net Sales according to the terms of this Section 6.4.1. The royalty set forth herein shall be payable on a country-by-country basis for the longer of (the “Initial Royalty Term”): (a) fifteen (15) years from the date of First Commercial Sale of such Licensed Product in such country; (b) until the last to expire Valid Claims of any Licensed Patents included within the Licensed Technology in such country; and (c) the expiration of Licensed Product’s Orphan Drug status, if any, in such country; (the expiration date of the Initial Royalty Term, is herein referred to as the “Base Royalty Expiry Date”):

(1)	[***]% on aggregate annual Net Sales of all countries in the Territory of up to US $[***];

(2)	[***]% on aggregate annual Net Sales of all countries in the Territory between US $[***] and US $[***]; and

(3)	[***]% on aggregate annual Net Sales of all countries in the Territory above US $[***].

[***].

6.4.2.	Adjustment of Net Sales for Combination Products. For purposes of determining royalty payments on sales of Combination Products, “Net Sales” shall be adjusted by [***].

6.4.3.	Royalty Reduction. The amount of royalties payable by Licensee pursuant to Section 6.4.1 shall be reduced in the following circumstances:

6.4.4.	Generic Entry. With respect to a Licensed Product in any country in the Territory, upon the occurrence of Generic Entry and during the Initial Royalty Term,

6.4.5.
if the Generic Launch Date of a Licensed Product in a country or region in the Territory is within [***] ([***]) years (inclusive) from the Execution Date, the royalties payable by Licensee pursuant to Section 6.4.1 for such Licensed Product in such country or region shall be reduced by [***]% of those set out in Section 6.4.1 on Net Sales of a Licensed Product in such country for as long as any Generic Product is so sold in such country; or

6.4.6.
if the Generic Launch Date of a Licensed Product in a country or region in the Territory is after [***] ([***]) years from the Execution Date, the royalties payable by Licensee pursuant to Section 6.4.1 for such Licensed Product in such country or region shall be reduced by [***]% of those set out in Section 6.4.1 on Net Sales of a Licensed Product in such country for as long as any Generic Product is so sold in such country.

6.4.7.

6.4.8.
Anti-Stacking.  If Licensee, or its Affiliate or Sublicensee determines in good faith that it is necessary to obtain a Third Party License and executes an agreement to so obtain such a license (a “Third Party License Agreement”), then any payments made by Licensee, or its Affiliate or Sublicensee to such third party pursuant to the Third Party License Agreement may be offset against the royalties payable by Licensee pursuant to Section 6.4.1 for such Licensed Product in such country, up to a maximum reduction of [***]% of the applicable royalties in Section 6.4.1. As used herein, “Third Party License” shall mean a license from an unaffiliated third party to one or more valid and enforceable patents issued in the United States or any other jurisdiction, the claims of which cover one or more functional components that is either (i) essential for the efficacy of the Licensed Product, or (ii) if approved by BioLine in a meeting of the Steering Committee, reasonably useful to research, have researched, Develop, have Developed, use, market, distribute, offer for sale, sell, and have sold Licensed Products in the Field in the Territory.

6.4.9.

6.4.10.
Compulsory License and March-In Rights.  If either: (i) a Compulsory License is granted to a third party with respect to any Licensed Product in any country in the Territory (either by BioLine or by Licensee), or (ii) any Regulatory Agency exercises its right to substantially reduce the price at which any Licensed Product is sold in any country in the Territory (for the avoidance of doubt, excluding any price reduction resulting from centralized procurement organized by any Regulatory Agency and participated in voluntarily by Licensee) after notice of such decision by such Regulatory Agency has been provided to BioLine and its Representatives on the Steering Committee, then after agreement of the Representatives of BioLine and Licensee on the Steering Committee, the royalties payable by Licensee pursuant to Section 6.4.1 for such Licensed Product in such country will be reduced to [***].

6.4.11.	[***].

6.5.	Multiple Reductions and Cap. [***].

7.	Reports; Payments; Records.

7.1.	Reports and Currency Conversion.

7.1.1.
Commencing upon the License Effective Date, Licensee shall deliver to BioLine, within [***] days after the end of each Calendar Quarter, the Quarterly Committee Report (as defined in Section 5.4 (Steering Committee, Consultation and Progress Reports)), as well as information reasonably requested by BioLine with respect thereto.

7.1.2.
Commencing with the first Calendar Quarter in which Licensee, any party acting on its behalf, a Sublicensee or an Affiliate of Licensee first receives Net Sales, Licensee shall deliver to BioLine within [***] days after the conclusion of each Calendar Quarter, a report containing the following information:

(1)	the quantity of Licensed Product sold by Licensee or any party acting on its behalf, its Affiliates or a Sublicensee in each country for the applicable Calendar Quarter;

(2)	the gross amount billed for the Licensed Product sold by Licensee or any party acting on its behalf, its Affiliates or a Sublicensee in each country during the applicable Calendar Quarter;

(3)	a calculation of Net Sales for the applicable Calendar Quarter in each country, including a listing of applicable deductions;

(4)	any adjustments that may be needed with respect to the preceding Calendar Quarter; and

(5)	the total amount payable to BioLine in US dollars on Net Sales for the applicable Calendar Quarter, together with the exchange rates used for conversion.

The report shall state if no amounts are due to BioLine for any Calendar Quarter.

All payments to BioLine hereunder shall be made by deposit of US dollars in the requisite amount to such bank account as BioLine may from time to time designate by written notice to Licensee, provided however, such notice shall be no later than [***] ([***]) Business Days prior to the due date of the relevant payment. With respect to sales not denominated in US dollars, for the royalty amounts in RMB owed shall first be calculated in the currency of sale, and then such amounts shall be converted into US dollars using the central parity rate published by the People’s Bank of China on the last Business Day of the Calendar Quarter to which the report relates and for the royalty amounts in the currency other than RMB owed shall first be calculated in the currency of sale, and then such amounts shall be converted into US dollars using the central parity rate published by Wall Street Journal on the last Business Day of the Calendar Quarter to which the report relates. For accounting and documentation purposes, the Parties may vary the method of payment set forth herein at any time upon mutual agreement, and any change shall be consistent with the local law at the place of payment or remittance.

7.2.
Payment.  Except with respect to the Upfront Payment, concurrent with the delivery of each report delivered pursuant to Section 7.1.2 (meaning, within [***] Business Days after the conclusion of each Calendar Quarter), and subject to Applicable Law, Gloria Biosciences or HS Tech (as may be decided by Licensee) shall remit to BioLine all amounts due pursuant to Section 6 (Fees and Consideration) for the applicable Calendar Quarter. It is expressly agreed that for any payments which Licensee decides shall be paid by HS Tech to BioLine hereunder (except for the Upfront Payment), BioLine will not bear any liability for such arrangements and Licensee will indemnify and hold BioLine harmless from any claims and damages arising from such arrangements, including any penal or administrative actions brought by any governmental authority.

7.3.
Records.  Licensee shall maintain, and shall cause anyone acting on its behalf, its Affiliates and Sublicensees to maintain, complete and accurate records of Licensed Product made, used, marketed and sold under this Agreement, any amounts payable to BioLine in relation to such Licensed Product, which records shall contain sufficient information to permit BioLine to confirm the accuracy of any reports or notifications delivered under Section 7.1 (Reports and Currency Conversion). The relevant party shall retain such records relating to a given Calendar Quarter for at least [***] ([***]) years after the conclusion of that Calendar Quarter. During such [***] ([***]) year period, upon not less than [***] days’ prior written notice to Licensee, BioLine shall have the right, at BioLine’s expense, to cause an independent, certified public accountant from among one of the “Big Four” accounting firms, who is bound by a customary confidentiality arrangement, to inspect Licensee’s or its Affiliates’ records during normal business hours and who will use reasonable efforts to ensure that the normal operation of Licensee will not be affected for the purpose of verifying any reports and payments delivered under this Agreement only, and the public accountant shall send a copy of all of the reports to Licensee at the same time it is sent to BioLine. BioLine and Licensee shall reconcile any underpayment or overpayment within [***] days after the accountant delivers the results of the audit. In the event that any audit performed under this Section 7.3 (Records) reveals an underpayment in excess of [***]% in any Calendar Year, the audited party shall bear the full cost of such audit. BioLine may exercise its rights under this Section 7.3 (Records) only once every year per audited party and only with reasonable prior notice to the audited party. Licensee shall cause its Affiliates to comply with the terms of this Section 7.3 (Records).

7.4.
Audited Report.  Licensee shall furnish BioLine, and shall cause anyone acting on its behalf, its Affiliates or Sublicensees who make, use, market or sell Licensed Products to furnish BioLine, within [***] days after the end of each Calendar Year, commencing at the end of the Calendar Year of the First Commercial Sale, with a report, certified by an independent certified public accountant, relating to royalties and other payments due to BioLine pursuant to this Agreement in respect of the previous Calendar Year and containing the same details as those specified in Section 7.1.2 in respect of the previous Calendar Year.

7.5.
Payment Method.  Each payment due to BioLine under this Agreement shall be made by wire transfer of funds to BioLine’s accounts in accordance with written instructions provided by BioLine. BioLine will promptly notify Gloria Biosciences and/or HS Tech, as applicable, in writing of any change in BioLine’s bank account information at least [***] Business Days in advance of payment being due.

7.6.
Withholding and Similar Taxes.  Except as otherwise set forth in this Section 7.6 (Withholding and Similar Taxes), each Party shall be solely responsible for the payment of all taxes imposed on its share of income arising directly or indirectly from the activities of the Parties under this Agreement. If Applicable Laws require that taxes be withheld from any amounts due to BioLine under this Agreement, Gloria Biosciences and/or HS Tech, as applicable, shall (a) deduct these taxes from the remittable amount, (b) pay the taxes to the proper taxing authority, and (c) promptly deliver to BioLine a statement including the amount of taxes withheld and justification therefore, and such other information as may be necessary for tax credit purposes; provided that in the event that BioLine provides Gloria Biosciences and/or HS Tech, as applicable, with a valid tax withholding exemption verified by relevant taxing agency, Gloria Biosciences and/or HS Tech, as applicable, shall not make such deductions; and provided, further, that the Parties will cooperate in good faith to obtain the benefits afforded by any bilateral tax treaty that may exist and apply to the arrangements hereunder. For the avoidance of doubt, all amounts to be paid to BioLine pursuant to this Agreement are inclusive of Israeli value added tax. Gloria Biosciences and/or HS Tech, as applicable, shall bear value added tax, as required by applicable law in the countries in the Territory, to all such amounts.

8.	Confidential Information

8.1.	Confidentiality.

8.1.1.
BioLine Confidential Information.  Licensee agrees that, without the prior written consent of BioLine, in each case, during the term of this Agreement and for a period of [***] years thereafter, it will keep confidential, and not disclose or use BioLine Confidential Information (as defined below) other than for the purposes of this Agreement. Licensee shall treat such BioLine Confidential Information with the same degree of confidentiality as it keeps its own confidential information, but in all events no less than a reasonable degree of confidentiality. Licensee may disclose the BioLine Confidential Information only (a) to employees and consultants of Licensee or of its Affiliates or Sublicensees who have a “need to know” such information in order to enable Licensee to exercise its rights or fulfill its obligations under this Agreement and are legally bound by agreements which impose confidentiality and non-use obligations comparable to those set forth in this Agreement, and (b) to actual and potential business partners, collaborators, investors, contractors, service providers and consultants, provided, however, in each case, that such recipient of Confidential Information first enters into a legally binding agreement with Licensee which (i) imposes confidentiality and non-use obligations with respect to Confidential Information comparable to those set forth in this Agreement; and (ii) has a minimum term of [***] years from date of signature of the binding agreement. For purposes of this Agreement, “BioLine Confidential Information” means any scientific, technical, trade or business information relating to the subject matter of this Agreement designated as confidential or which otherwise should reasonably be construed under the circumstances as being confidential disclosed by or on behalf of the BioLine or any of its employees or consultants to Licensee, whether in oral, written, graphic or machine-readable form, except to the extent such information: (i) was known to Licensee at the time it was disclosed, other than by previous disclosure by or on behalf of the BioLine or any of its employees or consultants, as evidenced by Licensee’s written records at the time of disclosure; (ii) is at the time of disclosure or later becomes publicly known under circumstances involving no breach of this Agreement, as evidenced by Licensee’s written records at the time of disclosure; (iii) is lawfully and in good faith made available to Licensee by a third party who is not subject to obligations of confidentiality to BioLine with respect to such information, as evidenced by Licensee’s written records at the time of disclosure; or (iv) is independently developed by Licensee without the use of or reference to the BioLine Confidential Information, as demonstrated by documentary evidence. The foregoing obligations apply to HS Tech as if it were included within the term “Licensee”, mutatis mutandis.

8.1.2.
Licensee Obligation to Take Action. In the event of a breach or threatened breach of any confidentiality agreement between Gloria Biosciences and/or HS Tech, as applicable, and a third party relating to BioLine Confidential Information, which would be reasonably understood to have an adverse effect on BioLine, Gloria Biosciences and/or HS Tech, as applicable, shall immediately notify BioLine thereof and, at the written request of BioLine and at BioLine’s expense, use commercial efforts to obtain an injunction or other similar equitable relief in order to prevent such disclosure of BioLine Confidential Information.

8.1.3.
Licensee Confidential Information.  BioLine agrees that, without the prior written consent of Licensee, in each case, during the term of this Agreement and for [***] years thereafter, it will keep confidential, and not disclose or use Licensee Confidential Information (as defined below) other than for the purposes of this Agreement. BioLine shall treat such Licensee Confidential Information with the same degree of confidentiality as it keeps its own confidential information, but in all events no less than a reasonable degree of confidentiality. BioLine may disclose the Licensee Confidential Information only to employees and consultants of BioLine or of its Affiliates who have a “need to know” such information in order to enable BioLine to exercise its rights or fulfill its obligations under this Agreement and are legally bound by agreements which impose confidentiality and non-use obligations comparable to those set forth in this Agreement. For purposes of this Agreement, “Licensee Confidential Information” means any scientific, technical, trade or business information relating to the subject matter of this Agreement designated as confidential or which otherwise should reasonably be construed under the circumstances as being confidential disclosed by or on behalf of Licensee pursuant to this Agreement, whether in oral, written, graphic or machine-readable form, except to the extent such information: (i) was known to BioLine at the time it was disclosed, other than by previous disclosure by or on behalf of Licensee as evidenced by BioLine’s written records at the time of disclosure; (ii) is at the time of disclosure or later becomes publicly known under circumstances involving no breach of this Agreement, as evidenced by BioLine’s written records at the time of disclosure; (iii) is lawfully and in good faith made available to BioLine by a third party who is not subject to obligations of confidentiality to Licensee with respect to such information, as evidenced by BioLine’s written records at the time of disclosure; or (iv) is independently developed by BioLine without the use of or reference to the Licensee Confidential Information, as demonstrated by documentary evidence.

8.1.4.
BioLine’s Obligation to Take Action. In the event of a breach or threatened breach of any confidentiality agreement between BioLine and a third party relating to Licensee Confidential Information, which would be reasonably understood to have an adverse effect on Licensee, BioLine shall immediately notify Licensee thereof and, at the written request of Licensee and at Licensee’s expense, use commercial efforts to obtain an injunction or other similar equitable relief in order to prevent such disclosure of Licensee Confidential Information.

8.2.
Disclosure of Agreement.  Each Party may disclose this Agreement to the extent required, in the reasonable opinion of such Party’s legal counsel, to comply with Applicable Laws, as well as to prospective Sublicensees (in the case of Licensee) and prospective and current investors, pursuant to appropriate non-disclosure arrangements and, in the case of BioLine, to the IIA and its licensors. If a Party discloses this Agreement or any of the terms hereof in accordance with this Section 8.2 (Disclosure of Agreement), such Party agrees, at its own expense, to seek confidential treatment of portions of this Agreement or such terms, as may be reasonably requested by the other Party.

8.3.
Publicity and Additional Disclosure Terms.  Without derogating from Section 8.2 (Disclosure of Agreement), each Party whose share capital is publicly traded on a recognized stock exchange may make announcements, publications, presentations and similar disclosures (i) relating to the general subject matter of this Agreement; (ii) in connection with the marketing or sale of the Licensed Product; (iii) in respect of the progress of the exercise of the License; or (iv) as necessary or required under Applicable Laws, including applicable securities laws and exchange regulations; provided that (a) where mandatory disclosure is made to an exchange or Regulatory Agency, the disclosing party shall request confidential treatment of the material so disclosed; and (b) each Party shall be required to obtain the other Party’s prior written consent to specific wording in such disclosures, which wording and consent shall be provided in English, and which such consent shall not be unreasonably withheld; provided, further, that in the event such consent is not provided within [***] calendar days of a request, consent shall be deemed to have been given. Notwithstanding the foregoing, if Applicable Laws require that an immediate disclosure be made and obtaining consent as aforesaid is not reasonably possible in the circumstances, the Party may make such disclosure without consent provided immediate written notice thereof (and a description of the surrounding circumstances) is given to the other Party. Except as provided above, neither Party will make any public announcement regarding this Agreement without the prior written approval of the other Party, such approval not to be unreasonably withheld.

8.4.	Publications

8.4.1.
Publications regarding Licensed Products.  Commencing upon the Execution Date, Licensee shall not, nor permit any third party, to make any presentation or publication in connection with or related to the Licensed Product (including the Jointly Owned Licensee’s Development), except in connection with the terms and conditions of this Section. Licensee shall provide manuscripts, abstracts, or the full text of any other intended disclosure (including without limitation a poster presentation, invited speaker or guest lecturer presentation) (“Licensee Publication Notice”) to BioLine at least [***] days before they are submitted for publication or otherwise disclosed (“License Publication Notice Period”). BioLine shall review and provide a response to Licensee within a reasonable time period and, in any event, not later than [***] Business Days from the receipt of the Licensee Publication Notice. In any event, no such disclosure shall be made without the prior written consent of BioLine, not to be unreasonably withheld or conditioned. Gloria Biosciences shall ensure that no disclosure approved by BioLine shall include any BioLine Confidential Information. This Section 8.4.1 (Publications regarding Licensed Products) shall expire to the extent this Agreement does not come into effect in accordance with Section 2 (License Grant, Sublicensing and Related Matters) hereof.

8.4.2.
Publications regarding Licensee’s Independent Developments. Commencing upon the Execution Date, BioLine shall not, nor permit any third party, to make any presentation or publication in the Territory in connection with or related to the Licensee’s Independent Developments, except in connection with the terms and conditions of this Section. BioLine shall provide manuscripts, abstracts, or the full text of any other intended disclosure (including without limitation a poster submitted for publication or otherwise presentation, invited speaker or guest lecturer presentation) (“BioLine Publication Notice”) to Licensee at least [***] days before they are disclosed (“BioLine Publication Notice Period”). Licensee shall review and provide a response to BioLine within a reasonable time period and, in any event, not later than [***] Business Days from the receipt of the BioLine Publication Notice. In any event, no such disclosure shall be made without the prior written consent of Licensee. BioLine shall ensure that no disclosure approved by Licensee shall include any Licensee Confidential Information. This Section 8.4.2 (Publications regarding Licensee’s Independent Developments) shall expire to the extent this Agreement does not come into effect in accordance with Section 2 (License Grant, Sublicensing and Related Matters) hereof.

8.4.3.
Promotion. Each Party’s promotional activities for Commercialization involving public disclosure, e.g. release of the License Product to the public, release of promotional materials of the License Product to the public, etc., shall not be subject to the above Section 8.4.1 (Publications regarding Licensed Products) and 8.4.2 (Publications regarding Licensee’s Independent Developments), however all such promotional materials (and any material changes thereto) planned to be used by Licensee shall be subject to the approval of BioLine unless the relevant promotional materials are provided by BioLine to Licensee, such approval not to be unreasonably withheld, and if BioLine has not responded within [***] days of receiving a request for approval, the matter shall be deemed approved.

9.	Infringement.

9.1.	Enforcement of Licensed Technology.

9.1.1.
Notice.  In the event either Licensee or BioLine becomes aware of any possible or actual infringement or unauthorized possession, knowledge or use of any Licensed Technology in the Territory (collectively, an “Infringement”), it shall promptly notify the other and provide it with details regarding such Infringement.

9.1.2.
Control of the Suit.  Licensee shall have the first right (but not the obligation) to bring and control any action or proceeding with respect to the Infringement in the Territory.  BioLine shall have the right, at its own expense, to be represented in any such action by counsel of its own choice, and BioLine and its counsel will reasonably cooperate with Licensee and its counsel in strategizing, preparing, and presenting any such action or proceeding.  If Licensee fails to bring an action or proceeding with respect to such Infringement in the Territory: (i) within 60 days following the notice of alleged infringement or (ii) 30 days before the time limit, if any, set forth in the Applicable Laws for the filing of such actions, whichever comes first, then BioLine shall have the right (but not the obligation) to bring and control any such action at BioLine’s cost and expense, and Licensee shall have the right, at its own expense, to be represented in any such action by counsel of its own choice.

9.1.3.
Own Counsel.  Licensee and BioLine shall always have the right to be represented by counsel of its own selection and at its own expense in any suit instituted under this Section 9 (Infringement) by the other for Infringement.

9.1.4.
Cooperation.  Licensee and BioLine agree to cooperate fully in any action under this Section 9 (Infringement) which is controlled by the other, provided that the controlling entity reimburses the cooperating entity promptly for any costs and expenses incurred by the cooperating entity in connection with providing such assistance.

9.1.5.
Standing.  If either Licensee or BioLine lacks standing and the other one has standing to bring any such suit, action or proceeding, then such other entity shall do so at the request of and at the reasonable expense of the requesting entity. If either Licensee or BioLine determines that it is necessary or desirable for the other one to join any such suit, action or proceeding, the other entity shall execute all papers and perform such other acts as may be reasonably required in the circumstances.

9.1.6.
Expenses and Recoveries. The entity (as between Licensee and BioLine) which brings an infringement action or proceeding in accordance with Section 9.1.2 (Control of the Suit) (the “Enforcing Party”) shall be solely responsible for any expenses it incurs as a result of any claim, suit or action brought by such Enforcing Party under Section 9.1.2 (Control of the Suit), except that Licensee and BioLine shall share equally the cost and expense of the enforcement action when BioLine and Licensee both join the enforcement action.  If the Enforcing Party recovers monetary damages in such claim, suit or action brought under Section 9.1.2 (Control of the Suit), such recovery shall be allocated first to the reimbursement of any documented expenses incurred by Licensee and BioLine in such enforcement action, and any remaining amounts shall be shared between them as follows:

(1)
if the non-Enforcing Party elects to join the enforcement action and share the cost and expenses related thereto with the Enforcing Party: [***]% of the remaining amounts shall be retained by the Enforcing Party, and [***]% of the remaining amounts shall be paid to the non-Enforcing Party; and

(2)
if the non-Enforcing Party does not elect to join the enforcement action and share the cost and expenses related thereto with the Enforcing Party: [***]% of the remaining amounts shall be retained by the Enforcing Party, and [***]% of the remaining amounts shall be paid to the non-Enforcing Party.

9.2.
Infringement of Third Party Rights. Each of Licensee and BioLine shall promptly notify the other in writing of any allegation by a third party that the activity of either of them pursuant to this Agreement in the Territory infringes or may infringe the intellectual property rights of such third party and shall consult in good faith about the appropriate strategy, response, and defense.  BioLine shall have the sole right to control any defense of any such claim involving alleged infringement of third party rights by BioLine’s activities at its own expense, and Licensee shall have the right, at its own expense, to be represented in any such action by counsel of its own choice.  Licensee shall have the sole right to control any defense of any such claim involving alleged infringement of third party rights by Licensee’s activities at its own expense, and BioLine shall have the right, at its own expense, to be represented in any such action by counsel of its own choice. Should the claim involve alleged infringement of third party rights by both of Licensee’s and BioLine’s activities in the Territory, they shall consult in good faith about the appropriate strategy and defense, including engaging counsel and expense arrangements.

9.3.
Consent for Settlement.  Neither Licensee nor BioLine shall enter into any settlement or compromise of any action or proceeding under Section 9.1 (Enforcement of Licensed Technology) or Section 2 (License Grant, Sublicensing and Related Matters) that would in any manner: (a) limit the scope, validity or enforcement of any of the Licensed Patents; (b) admit fault or wrongdoing on the part of the other; or (c) impose any obligations or restrictions on the other (whether financial or otherwise) without the prior written consent of the other.

9.4.
Legal Action against a Party.  Each of Licensee and BioLine will provide the other with prompt written notice of any action, suit or proceeding brought against it, alleging the infringement of the intellectual property rights of a third party by reason of the discovery, development, manufacture, use, sale, importation, or offer for sale of a Licensed Product or otherwise due to the use or practice of the Licensed Technology, and Licensee and BioLine shall consult in good faith regarding the optimal manner in which to respond to such action, suit or proceeding.

10.	Representations and Warranties; Limitation of Liability.

10.1.	Mutual Representations and Warranties. Each Party hereby represents and warrants to the other Parties as of the Execution Date as follows:

10.1.1.
Such Party (i) has the authority and legal right to enter into this Agreement and perform its obligations hereunder, and (ii) has taken all necessary actions on its part required to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder.

10.1.2.
This Agreement has been duly executed and delivered on behalf of such Party and constitutes a legal, valid, and binding obligation of such Party and is enforceable against it in accordance with its terms subject to the effects of bankruptcy, insolvency or other laws of general application affecting the enforcement of creditor rights.

10.1.3.
Subject to the arrangements contemplated in Section 2.1 (Condition Precedent to License Effective Date), the execution and delivery of this Agreement and the performance of such Party’s obligations hereunder (a) do not conflict with or violate any requirement of Applicable Laws or any provision of the articles of incorporation, bylaws or any similar instrument of such Party, as applicable, and (b) do not conflict with, violate, or breach or constitute a default or require any consent not already obtained under, any contractual obligation or court or administrative order by which such Party is bound.

10.2.	Representations and Warranties by BioLine.

10.2.1.
BioLine represents and warrants to Licensee that (i) it has not granted rights in or to the Licensed Technology or the Licensed Product that are inconsistent with the rights granted to Licensee under this Agreement; (ii) subject to receipt of the IIA Consent, it has full power and right to grant the License granted pursuant to this Agreement; (iii) all quantities of the Licensed Product to be supplied by BioLine to Licensee pursuant to this Agreement have been or will be manufactured at GMP level; and (iv) it has no actual knowledge of any reasonable legal claims, demands, threats or proceeding of any sort by any third party against BioLine contesting the ownership or validity of the Licensed Technology, or claiming that the practice of the Licensed Technology or the Commercialization of the Licensed Product in the manner contemplated by this Agreement would infringe the rights of such third party;

10.2.2.
BioLine represents and warrants to Licensee that it is not under any obligation, contractual or otherwise, to any person or entity that conflicts with or is inconsistent with the terms of this Agreement, or that would materially impede the diligent and complete fulfilment of BioLine’s obligations hereunder;

10.2.3.
BioLine represents and warrants that it has acted truthfully and in accordance with all Applicable Laws when interacting with all Regulatory Agencies, including the FDA (“Regulatory Interactions”), in respect of the Licensed Product; and as of the Execution Date of this Agreement, (a) all of the contents of the Regulatory Documentation are true and valid without any falsehood; and (b) BioLine and its Affiliates have not received any written communication from a Regulatory Agency threatening to reject or suspend any Regulatory Approval; BioLine and its Affiliates have not received written communication from any Regulatory Agency indicting that BioLine or any of its Affiliates is the subject of any investigation, inquiry or enforcement proceedings which may materially impact the research, Development, usage, marketing, distribution, Manufacturing, offering for sale, or selling of the Licensed Product whether outside or inside the Territory;

10.2.4.
BioLine represents and warrants to Licensee that BioLine and its Affiliates have made (and shall make) available to Licensee all information controlled by BioLine or any of its Affiliates that, in BioLine’s opinion, is necessary or reasonably useful to research, Develop and have-Developed, use, market, distribute, Manufacture and have-Manufactured, offer for sale, sell, and have-sold the Licensed Product in the Territory;

10.2.5.
BioLine represents and warrants to Licensee that it has no knowledge that the research, Development, usage, marketing, distribution, Manufacturing, offering for sale, or selling of the Licensed Product in the Field in the Territory by Licensee under this Agreement during the term of this Agreement will infringe any intellectual property or any other rights of any third party;

10.2.6.	BioLine represents and warrants to Licensee that it has no knowledge of any third party infringing or misappropriating or threatening to infringe or misappropriate the Licensed Technology;

10.2.7.
BioLine represents and warrants to Licensee that it has not received any notices from any person, and that it has no knowledge of, any actual or threatened claim or assertion that the research, Development, usage, marketing, distribution, Manufacturing, offering for sale, or selling of the Licensed Product as contemplated in this Agreement infringes or misappropriates the intellectual property rights of a third party;

10.2.8.
BioLine represents and warrants to Licensee that it has no knowledge of any outstanding or pending claims, judgments or settlements against, or amounts with respect thereto owed by, BioLine or any of its Affiliates with respect to the Licensed Product, and neither BioLine nor any of its Affiliates have received written notice threatening any such claims, judgments or settlements;

10.2.9.
BioLine represents and warrants to Licensee that all of the information and documents disclosed or provided by BioLine or its respective Affiliates in relation to Licensed Product are, to its knowledge, true, accurate, complete and not misleading;

10.2.10.
BioLine represents and warrants to Licensee that (i) BioLine has provided Licensee with a true copy of the Biokine Agreement and the Merck Agreements (herein collectively, the “Relevant Agreements”), and has not omitted any portions that would have a material adverse effect on Licensee’s rights or obligations under this Agreement; and (ii) BioLine has performed in all material respects all of its obligations under the Relevant Agreements which are necessary for the execution and performance of this Agreement pursuant to the Relevant Agreements (if any); (iii) BioLine has not breached or been in default under the Relevant Agreements in a manner that would permit the counterparty thereto to terminate such agreement(s) or otherwise diminish the scope or exclusivity of the License granted to Licensee under this Agreement. In addition, BioLine undertakes that it will not terminate or materially breach the Biokine Agreement in a manner that would terminate or otherwise materially diminish the scope or exclusivity of the License granted to Licensee under this Agreement.

10.2.11.
As of the Execution Date, BioLine and its Affiliates have not received any communication (whether in writing or not) from any Regulatory Agency, which expressly states that the Licensed Product will not obtain Regulatory Approval in the USA issued by FDA.

10.2.12.	BioLine represents and warrants to Licensee that, as of the Execution Date, this Agreement has been approved by Kreos.

10.2.13.
BioLine represents and warrants to Licensee that as of the Execution Date (i) its collaboration with Merck with respect to the Licensed Products and its relevant technology has been fully completed; and (ii) Merck has not challenged this Agreement;

10.2.14.
BioLine represents and warrants to Licensee that under its existing agreements and agreements to be signed in the future with BioLine’s Manufacturer, all the materials, information, data or rights regarding the Licensed Technology and Licensed Product (whether it is the existing materials, information, data or rights or the materials, information, data or rights produced during the course of cooperation or the relevant improvement, “Manufacturing Information”) are either exclusively owned or licensed by BioLine, and BioLine’s agreements with BioLine’s Manufacturer include customary confidentiality provisions regulating the use and disclosure of such Manufacturing Information.

10.2.15.
BioLine represents and warrants to Licensee that BioLine and its Affiliates will comply with the requirements raised by the IIA regarding the transactions contemplated hereunder before obtaining the IIA Consent and shall comply with the requirements raised by IIA regarding the transactions contemplated hereunder after obtaining the IIA Consent.

10.3.
Representations and Warranties by Licensee.  Licensee represents and warrants to BioLine that (i) it has all necessary experience and resources to perform its obligations as contemplated in this Agreement, and (ii) its business is in good standing and complies with all Applicable Laws.

10.4.
Compliance with Law.  Licensee undertakes that it will comply with all Applicable Laws relating to the Development, Manufacture, use, and Commercialization of Licensed Products. Moreover, and without limiting the foregoing, Licensee covenants that Licensee and its Affiliates and representatives are and will be at all times during the Term in compliance with applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act of 1970, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act) and other laws, the Money Laundering Control Act of 1986, and the applicable money laundering statutes of all jurisdictions in which the Licensee and its affiliates and representatives conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental or regulatory agency (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Licensee or its affiliates or representatives with respect to the Money Laundering Laws is pending or threatened.

10.5.
Anti-Corruption Legislation.  Each of Gloria Biosciences and HS Tech represents, warrants and undertakes that it shall not make any payment, either directly or indirectly, of money or other assets, including but not limited to the compensation either of them derives from this Agreement, or provide any gifts, entertainment or other thing of value (hereinafter collectively referred as a “Payment”) to government or political party officials, employees of state-owned entities, including employees of state-owned medical and/or clinical facilities, officials of international organizations, candidates for public office, or representatives of other businesses or persons acting on behalf of any of the foregoing (collectively, “Officials”) where such Payment would constitute violation of any anti-bribery/anti-corruption laws, including, the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”) and comparable laws in the Territory. In addition, regardless of legality, neither Gloria Biosciences nor HS Tech shall make any Payment either directly or indirectly to Officials if such Payment is for the purpose of influencing decisions or actions with respect to the subject matter of this Agreement or any other aspect of their respective business. Each of Gloria Biosciences and HS Tech further represents and warrants that it is familiar with the restrictions of the FCPA and comparable laws in the Territory, and that each of them shall provide appropriate training and education to anyone performing work on their behalf under this Agreement on all applicable anti-bribery/anti-corruption laws as contemplated herein. Each of Gloria Biosciences and HS Tech undertakes to report any suspected or actual violation of any anti-bribery/anti-corruption laws to BioLine immediately and will take all appropriate action promptly to ensure such violations are cured.

10.6.
Sanctions and Trade Controls. Each Party represents and warrants to the other Parties that it is aware of the fact that the proposed transaction may be subject to all applicable sanctions, export control, and anti-boycott laws and regulations of the United States, the European Union, the United Kingdom, and any other country with jurisdiction over activities undertaken in connection with the transaction (“Sanctions and Trade Controls Laws”). Each Party undertakes that, at all times, in the performance of their respective obligations in connection with the transactions, it will not take any action that causes the other Parties to violate or otherwise become exposed to penalties under any Sanctions and Trade Controls Laws. No Party shall be required to take or refrain from taking any action, nor shall it be required to furnish any information, that would be prohibited under any Sanctions and Trade Controls Laws. Each Party represents and warrants to the other Parties that neither it nor any of its Affiliates, or any of its or their respective directors, officers, agents, or employees is (i) currently subject to any sanctions administered or enforced by the U.S. government, (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council (“UNSC”), the European Union, the United Kingdom (“UK”) or other relevant sanctions authority (collectively, “Sanctions”); (ii) 50% or more owned, or otherwise controlled, individually or in the aggregate, by parties subject to Sanctions; or (iii) located, organized or resident in a country or territory that is the subject or target of comprehensive territory-wide Sanctions, currently Crimea, the Donbas region of Ukraine, the so-called Donetsk People’s Republic or Luhansk People’s Republic, Cuba, Iran, North Korea and Syria (each, a “Sanctioned Country”). Each Party represents and warrants to the other Parties that for the five (5) year period preceding the Execution Date, neither it nor its Affiliates have knowingly engaged in, and are not now knowingly engaged in, any direct or indirect dealings or transactions with any person who is or was the subject or the target of Sanctions or is or was 50% or more owned or otherwise controlled, individually or in the aggregate, by parties subject to Sanctions.

10.7.
No Warranty.  Except as otherwise expressly provided in this Agreement, no Party makes any representation or warranty, express or implied, with respect to any technology, patents, goods, services, rights or other subject matter of this Agreement, and each Party hereby disclaims warranties of merchantability, fitness for a particular purpose and non-infringement with respect to any and all of the foregoing.

10.8.
Limitation of Liability.  Notwithstanding anything else express or implied in this Agreement to the contrary, and to the maximum extent permitted under Applicable Laws, and excluding any breach involving BioLine’s intellectual property and/or either BioLine’s or Licensee’s confidential information, and/or breaches of Applicable law or representations and warranties, and/or any fraud, no Party will be liable to the other Parties with respect to any subject matter of this Agreement for (i) any indirect, incidental, special, consequential, or punitive damages or lost profits, or (ii) cost of procurement of substitute goods, technology or services.

11.	Indemnification; Insurance.

11.1.	Indemnity in Favor of BioLine.

11.1.1.
Licensee shall indemnify, defend, and hold harmless BioLine, and its respective directors, officers, employees, agents and successors, heirs and permitted assigns (the “BioLine Indemnitees”), from and against any liability, damage, loss, or expense (including reasonable attorneys’ fees and expenses of litigation) incurred by or imposed upon any of the BioLine Indemnitees in connection with any third party claims, suits, actions, demands or judgments (“Claims”) arising out of any theory of liability (including without limitation actions in the form of tort, warranty, or strict liability and regardless of whether such action has any factual basis) concerning (i) a breach of this Agreement (including without limitation, a breach of the Licensee’s representations and warranties pursuant to Section 10 (Representations and Warranties; Limitation of Liability) above); (ii) the use of any Licensed Technology by Licensee, or any of its Affiliates or Sublicensees to the extent such liability does not arise from the gross negligence or willful misconduct of BioLine; (iii) any product, process, or service that is Developed, Manufactured or Commercialized by Licensee under this Agreement; or (iv) the gross negligence or willful misconduct on the part of Licensee, its Affiliates.

11.1.2.
Procedures.  If any BioLine Indemnitee receives notice of any Claim, BioLine shall, as promptly as is reasonably possible, give Licensee written notice of such Claim; provided, however, that failure to give such notice promptly shall only relieve Licensee of any indemnification obligation it may have hereunder to the extent such failure materially prejudices the ability of Licensee to respond to or to defend the BioLine Indemnitee against such Claim. BioLine and Licensee shall consult and cooperate with each other regarding the response to and the defense of any such Claim and Licensee shall, upon its acknowledgment in writing of its obligation to indemnify the BioLine Indemnitee, be entitled to and shall assume the defense or represent the interests of the BioLine Indemnitee in respect of such Claim, that shall include the right to select and direct legal counsel and other consultants to appear in proceedings on behalf of the BioLine Indemnitee and to propose, accept or reject offers of settlement, all at its sole cost; provided, however, that where any such settlement impacts upon any of BioLine’s rights, involves any admission of liability by BioLine or any of the BioLine Indemnitees, or involves any other obligation or undertaking on the part of BioLine or any of the BioLine Indemnitees, BioLine’s written consent shall be required, such consent not to be unreasonably withheld. Nothing herein shall prevent any BioLine Indemnitee from retaining its own counsel and participating in its own defense at its own cost and expense.

11.2.	Indemnity in Favor of Licensee.

11.2.1.
BioLine shall indemnify, defend, and hold harmless Licensee, its directors, officers, employees and agents and its respective successors, heirs and assigns (the “Licensee Indemnitees”), from and against any liability, damage, loss, or expense (including reasonable attorneys’ fees and expenses of litigation) incurred by or imposed upon any of the Licensee Indemnitees in connection with any third party Claims arising out of any theory of liability (including without limitation actions in the form of tort, warranty, or strict liability and regardless of whether such action has any factual basis) concerning (i) a breach of this Agreement (including without limitation, a breach of the BioLine’s representations and warranties pursuant to Section 10 (Representations and Warranties; Limitation of Liability) above); (ii) the gross negligence or willful misconduct on the part of any of the BioLine with respect to the Licensed Technology.

11.2.2.
Procedures.  If any Licensee Indemnitee receives notice of any Claim, Licensee shall, as promptly as is reasonably possible, give BioLine written notice of such Claim; provided, however, that failure to give such notice promptly shall only relieve BioLine of any indemnification obligation it may have hereunder to the extent such failure materially prejudices the ability of BioLine to respond to or to defend the Licensee Indemnitee against such Claim. Licensee and BioLine shall consult and cooperate with each other regarding the response to and the defense of any such Claim and BioLine shall, upon its acknowledgment in writing of its obligation to indemnify the Licensee Indemnitee, be entitled to and shall assume the defense or represent the interests of the Licensee Indemnitee in respect of such Claim, that shall include the right to select and direct legal counsel and other consultants to appear in proceedings on behalf of the Licensee Indemnitee and to propose, accept or reject offers of settlement, all at its sole cost; provided, however, that where any such settlement impacts upon any of Licensee’s rights, involves any admission of liability by Licensee or any of the Licensee Indemnitees, or involves any other obligation or undertaking on the part of Licensee or any of the Licensee Indemnitees, Licensee’s written consent shall be required, such consent not to be unreasonably withheld. Nothing herein shall prevent the Licensee Indemnitee from retaining its own counsel and participating in its own defense at its own cost and expense.

11.3.
Special Indemnity. Notwithstanding anything to the contrary in this Agreement, BioLine shall indemnify Licensee Indemnitees against, be liable to the Licensee Indemnitees for, and hold each Licensee Indemnitee harmless from, any and all losses that are or may be incurred by such Licensee Indemnitees from a Claim to the extent arising out of, relating to or in connection with any of the following (“Special Indemnity Circumstances”):

11.3.1.	failure of BioLine to fulfill its obligation under Section 2.8 (Further Collaboration) and under Section 10.2.10, and Section 10.2.13; and

11.3.2.	failure of BioLine to receive Marketing Approval from the FDA in the USA for SCM by [***], solely due to data fraud committed by BioLine.

11.4.
Insurance.  Each Party shall obtain and maintain, at its expense, appropriate insurance in amounts considered reasonable in light of its respective activities under this Agreement and the Clinical and Regulatory Plan, but in no event shall such coverage be less than any legally required amount. Each Party shall deliver to the other Party, promptly following request, certificates of insurance that evidence insurance coverage as aforesaid.

12.	Term and Termination.

12.1.
Term.  The term of this Agreement shall commence on the Execution Date (subject to Section 2.1 (Condition Precedent to License Effective Date)) and, unless earlier terminated as provided in this Section 12 (Term and Termination), shall continue in full force and effect on a country-by-country basis in the Territory until the expiration or early termination of the Royalty Term pursuant to Section 6.4 (Royalty Payments) for all Licensed Products in all countries in the Territory (“Term”).

12.2.	Termination.

12.2.1.	Termination without Cause. At any time after payment and receipt by BioLine of the Upfront Payment, Licensee may terminate this Agreement upon 90 days’ prior written notice to BioLine.

12.2.2.	Termination for Default.

(1)
In the event that Gloria Biosciences or HS Tech commits a Licensee’s Material Breach (including without limitation, a breach of their material respective representations and warranties) of its obligations under this Agreement and fails to cure that breach within 30 days after receiving written notice thereof from BioLine, BioLine may terminate this Agreement immediately upon written notice to Licensee. Notwithstanding the foregoing, in the event that any breach is not susceptible of cure within the stated period and Licensee, as the case may be, uses diligent good faith efforts to cure such breach, the stated period will be extended by an additional 30 days. In addition, BioLine shall also have the right to terminate this Agreement upon written notice to Gloria Biosciences and HS Tech if Gloria Biosciences, its Affiliate,  HS Tech or its Affiliates, directly, or through assistance granted to a third party, commences any interference or opposition proceeding with respect to and/or challenges the validity or enforceability of, or opposes any extension of term or the grant of a supplementary protection certificate with respect to, any of the Licensed Patents and fails to make remedies within 30 days after receiving written notice thereof from BioLine.

(2)
In the event that BioLine commits a material breach (including without limitation, BioLine’s breach of Section 2.8 (Further Collaboration), Section 3.3 (No Further Encumbrance), Section 10.2 (Representations and Warranties by BioLine)), of its obligations under this Agreement and fails to cure that breach within 30 days after receiving written notice thereof from Licensee, Licensee may terminate this Agreement immediately upon written notice to BioLine. Notwithstanding the foregoing, in the event that any breach is not susceptible of cure within the stated period and BioLine uses diligent good faith efforts to cure such breach, the stated period will be extended by an additional 30 days.

12.2.3.	Bankruptcy.

(1)
(A) BioLine may terminate this Agreement upon notice to Gloria Biosciences or HS Tech if either Gloria Biosciences or HS Tech becomes insolvent, is adjudged bankrupt, applies for judicial or extra-judicial settlement with its creditors, makes an assignment for the benefit of its creditors, voluntarily files for bankruptcy or has a receiver or trustee (or the like) in bankruptcy appointed by reason of its insolvency, or in the event an involuntary bankruptcy action is filed against either of them and not dismissed within 90 days, or if Gloria Biosciences or HS Tech becomes the subject of liquidation or dissolution proceedings (other than in the context of a solvent internal restructuring), admits in writing its inability to pay its debts or otherwise discontinues business. (B) Licensee may terminate this Agreement upon notice to BioLine if BioLine becomes insolvent, is adjudged bankrupt, applies for judicial or extra-judicial settlement with its creditors, makes an assignment for the benefit of its creditors, voluntarily files for bankruptcy or has a receiver or trustee (or the like) in bankruptcy appointed by reason of its insolvency, or in the event an involuntary bankruptcy action is filed against BioLine and not dismissed within 90 days, or if BioLine becomes the subject of liquidation or dissolution proceedings (other than in the context of a solvent internal restructuring), admits in writing its inability to pay its debts or otherwise discontinues business.

(2)
Notwithstanding the foregoing, in the event a receiver or trustee (or the like) is appointed or a Party has entered into a settlement with its creditors and is otherwise meeting its obligations pursuant to this Agreement, and such trustee (or the like) or creditors assume all the obligations set forth in this Agreement, this Agreement may not be terminated as contemplated under Section 12.2.3(1) during such period as long as it is not breached in any way or manner.

12.2.4.
Termination for Special Indemnity Circumstances.  Notwithstanding otherwise provided, Licensee shall have the right to terminate this Agreement immediately upon the occurrence of any Special Indemnity Circumstances.

12.2.5.
Termination Prior to License Effective Date.  Notwithstanding anything to the contrary in this Section 12 (Term and Termination), either Party may terminate this Agreement following a response from the IIA and each Party’s discharge of its obligations under Section 2 (License Grant, Sublicensing and Related Matters), with no liability to the other Party, if (i) such Party exercises its right to withhold agreement to modifications to the Execution Date Agreement in accordance with Section 2.1 (Condition Precedent to License Effective Date); or (ii) the IIA does not grant its consent to the Execution Date Agreement or a modified Execution Date Agreement, as such modified Execution Date Agreement and the process for modification are described in Section 2.1 (Condition Precedent to License Effective Date), within the four (4) month period stated in Section 2.1 (Condition Precedent to License Effective Date). The provisions of Section 8.1 (Confidentiality) and this Section 12.2.5 (Termination Prior to License Effective Date) shall survive such termination, but all other terms, provisions, representations, rights, and obligations contained in this Agreement shall terminate.

12.3.	Effect of Expiration and Termination.

12.3.1.	Termination of Rights.

(1)
Upon expiration of this Agreement pursuant to Section 12.1 (Term), or earlier termination by BioLine pursuant to Sections 12.2.2(1) (Termination for default) or 12.2.3 (Bankruptcy) hereof (except in the circumstances set out in Section 12.2.3(2)): (i) the rights and Licenses granted to Licensee under Section 2 (License Grant, Sublicensing and Related Matters) shall terminate; (ii) all rights in and to the Licensed Technology and any documents concerning work performed under the Clinical and Regulatory Plan or intellectual property developed by BioLine (including under the Clinical and Regulatory Plan) shall revert to BioLine, and Licensee shall not be entitled to make any further use whatsoever of the Licensed Technology or such documents nor shall Licensee research, Develop, Manufacture, use, market, distribute, offer for sale, sell, export or import or otherwise Commercialize the Licensed Product; and (iii) any existing agreements that contain a Sublicense of the Licensed Technology shall terminate to the extent of such Sublicense;

(2)
If Licensee would have the right to terminate this Agreement pursuant to Section 12.2.2(2) (Termination for default), 12.2.3 (Bankruptcy) or 12.2.4 (Termination for Special Indemnity Circumstances) (except in the circumstances set out in Section 12.2.3(2)), Licensee shall be entitled to choose to proceed in either of the following ways and shall notify BioLine in writing, within 15 days of the delivery of notice of termination under the aforementioned sections, as to which of the following options it has selected, as applicable:

(a)
In the event that the trigger for termination is either 12.2.2(2) (Termination for default) or 12.2.3 (Bankruptcy), Licensee may elect to either (i) terminate this Agreement and, in such case, the consequences set out in 12.3.1 (Termination of Rights) shall apply; or (ii) not terminate this Agreement and, in such case, the following would apply: the License and this Agreement will remain in effect, all Sublicenses granted by Licensee pursuant to this Agreement shall also survive, and the on-going royalty payment obligations pursuant to Section 6 (Fees and Consideration) would be reduced by [***]%; or

(b)
In the event that the trigger for termination is Section 12.2.4 (Termination for Special Indemnity Circumstances), Licensee may elect to either (i) terminate this Agreement and, in such case, the consequences set out in Section 12.3.1 (Termination of Rights) shall apply and BioLine shall refund the Upfront Payment; or (ii) not terminate this Agreement and, in such case, the following would apply: the License and this Agreement will remain in effect, all Sublicenses granted by Licensee pursuant to this Agreement shall also survive, and the on-going royalty payment obligations pursuant to Section 6 (Fees and Consideration) would be reduced by [***]%.

(3)
Upon the expiration or early termination of this Agreement for whatever reason: (a) the rights and Licenses granted to BioLine under this Agreement shall terminate; (b) all rights in and to the Licensee’s Independent Developments, Licensee Regulatory Data and any documents concerning work performed by Licensee thereunder granted pursuant to this Agreement shall revert to Licensee, and BioLine shall not be entitled to make any further use whatsoever of the Licensee’s Independent Developments, Licensee Regulatory Data or such documents nor shall BioLine research, Develop, Manufacture, use, market, distribute, offer for sale, sell, export or import or otherwise Commercialize relevant products in related to the Licensee’s Independent Developments, Licensee Regulatory Data or such documents (unless, with respect to this subsection “(b)”, such matters are subject to an independent agreement negotiated between the Parties); and (c) any existing agreements that contain a sublicense of the Licensee’s Independent Developments, Licensee Regulatory Data or such documents shall terminate to the extent of such sublicense (unless otherwise agreed by the Parties).

(4)
Upon the expiration or early termination of this Agreement for whatever reason, Licensee and its Affiliates shall be entitled, during the [***] ([***]) month period following such expiration or termination, to sell any commercial inventory of Licensed Products which remains on hand as of the date of the expiration or termination, so long as Licensee pays to BioLine the royalties applicable to said subsequent sales in accordance with the terms and conditions set forth in this Agreement. Any commercial inventory remaining following such [***] ([***]) month period shall be offered for sale to BioLine, at a price equal to be mutually agreed upon between BioLine and Licensee in good faith.

(5)
In addition, following any termination as aforesaid, each Party will return or cause to be returned to other Parties, or destroy or have destroyed any Confidential Information of other Parties, and without limiting the foregoing, Licensee shall make commercially reasonable efforts to deliver to BioLine any documents or other materials relating to work performed under the Clinical and Regulatory Plan or to business development or commercial contacts with respect to the Licensed Technology or Licensed Product. A recipient of Confidential Information shall however be entitled to retain one copy of the Confidential Information in a secure manner in its legal files for the purpose of determining its obligations under this Agreement. Licensee and its Affiliates shall discontinue any manufacture, distribution, or use of the Licensed Technology, including in relation to the Licensed Product.

12.3.2.
Accruing Obligations.  Termination of this Agreement shall not relieve the Parties of obligations occurring prior to such termination, including obligations to pay amounts accruing hereunder up to the date of termination.

12.4.
Survival.  The Parties’ respective rights, obligations, and duties under Sections 8 (Confidentiality Information), 10 (Representations and Warranties; Limitation of Liability), 11 (Indemnification; Insurance), 12 (Term and Termination), and 13 (Miscellaneous), as well as any rights, obligations, and duties which by their nature extend beyond the expiration or termination of this Agreement, shall survive any expiration or termination of this Agreement including any obligation to pay any fees due to BioLine, arising from the provisions of this Agreement, and being received following termination or expiration.

13.	Miscellaneous.

13.1.
Entire Agreement.  This Agreement is the sole agreement with respect to the subject matter hereof and except as expressly set forth herein or otherwise agreed between the Parties in writing, supersedes all other agreements and understandings between the Parties with respect to same.

13.2.
Notices.  Unless otherwise specifically provided, all notices required or permitted by this Agreement shall be in writing and may be delivered personally, or may be sent by international courier, or by email, to the following addresses, unless the Parties are subsequently notified of any change of address in accordance with this Section 13.2 (Notices):

If to BioLine:	BioLineRx Ltd. Modi’in Technology Park 2 HaMa’ayan Street Modi’in, 7177871, Israel Attention: Chief Executive Officer Email: [***]
With a copy (which shall not constitute notice) to:	General Counsel BioLineRx Ltd. Attention: Adam Janoff Email: [***]
If to Gloria Biosciences:	Guangzhou Gloria Biosciences Co., Ltd. 3rd Floor, Building No. 2, 1 Nanxiang Third Road, Huangpu District, Guangzhou City, PRC Attention: Chairman Xiuqiang, Diao Email: [***]
With a copy (which shall not constitute notice) to:	Attention: Dandan, Xie Email: [***]
If to HS Tech:	Hong Seng Technology Limited 14/F, Chun Wo Commercial, Centre, 25 Wing Wo Street, Central, Hong Kong Attention: CHUNG FOOK KWONG Email: [***]
With a copy (which shall not constitute notice) to:	Attention: Frank Liu Email: [***]

Any notice shall be deemed to have been received as follows: (i) by personal delivery, upon receipt; (ii) by international courier, receipt confirmed, three (3) Business Days after deposit with the courier; or (iii) by email, receipt confirmed, one (1) Business Day after sending, receipt confirmed.

13.3.	Governing Law and Dispute Resolution.

13.3.1.	This Agreement shall be governed by and construed in accordance with the laws of England and Wales, without regard to the application of principles of conflicts of law.

13.3.2.
Except for disputes regarding the matters set forth in Section 5.4 (Steering Committee, Consultation and Progress Reports) which shall be resolved exclusively by the Steering Committee and BioLine and Licensee’s respective executive officers according to the procedures set forth in Section 5.4 (Steering Committee, Consultation and Progress Reports), all disputes arising in connection with this Agreement, including, but not limited to alleged breaches and non-compliance (a “Dispute”), shall be resolved by binding arbitration to be conducted pursuant to the Rules of Conciliation and Arbitration of the Singapore International Arbitration Center (the “Rules”). The proceedings shall take place in Singapore, unless otherwise agreed by the Parties, and shall be conducted in the English language. Where the matter only involves a monetary claim in an amount of less than US $[***], the arbitration will be resolved by a single arbitrator appointed in accordance with the Rules. For all other matters, the arbitration will be held before a panel of 3 arbitrators appointed in accordance with the Rules, unless the Parties mutually agree that such matter may be addressed by a single arbitrator. The arbitrator(s) shall provide written reasons for his/her/their decision. The award of the arbitration shall be final and binding upon the Parties, shall not be subject to appeal to any court, and may be entered into a court of competent jurisdiction for its execution forthwith. For the avoidance of doubt, the foregoing arrangements shall not derogate from either Party’s right to seek injunctive relief from a court of competent jurisdiction in the event of a breach or threatened breach of the terms of this Agreement.

13.4.
Language.  Notwithstanding anything express or implied to the contrary herein, this Agreement shall be governed and construed exclusively in the English language and all dispute resolution procedures shall be in English.  The Parties agree that a Chinese language version of this Agreement may be created for reference purposes by the Parties (if required), but in no event shall such version take precedence over the English language version. In addition, all documents and information contemplated to be exchanged between the Parties pursuant to this Agreement shall be in the English language; provided, however, that documents submitted to and correspondence with Regulatory Agencies that are not in the English language need not be translated by the Party providing such material. All fees relating to the translation of such documents and information into English shall be borne by the providing Party.

13.5.	Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective legal representatives, successors and permitted assigns.

13.6.	Headings. Section and subsection headings are inserted for convenience of reference only and do not form a part of this Agreement.

13.7.	Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original.

13.8.
Amendment; Waiver.  This Agreement may be amended, modified, superseded, or canceled, and any of the terms may be waived, only by a written instrument executed by each Party or, in the case of waiver, by the Party waiving compliance. The delay or failure of any Party at any time or times to require performance of any provisions hereof shall in no manner affect the rights at a later time to enforce the same. No waiver by either Party of any condition or of the breach of any term contained in this Agreement, whether by conduct, or otherwise, in any one or more instances, shall be deemed to be, or considered as, a further or continuing waiver of any such condition or of the breach of such term or any other term of this Agreement.

13.9.
No Agency or Partnership.  Nothing contained in this Agreement shall give any Party the right to bind another or be deemed to constitute any Party as agent for others or as partner with any other Party or any third party.

13.10.
Assignment and Successors.  This Agreement may not be assigned, or transferred by operation of law or otherwise, by either Party, without the prior written consent of the other two Parties, which consent shall not be unreasonably withheld, conditioned, or delayed (it being agreed that it is reasonable to withhold consent due to (x) a material risk of corruption, fraud of unlawful activity or (y) the inability of the proposed assignee or transferee to comply with AML, FCPA or other applicable laws or regulations, provided, however, item (x) and item (y) shall be demonstrated by reasonable adequate evidence), except that each Party may, without such consent, assign this Agreement and the rights, obligations and interests of such Party, in whole or in part, to any of its Affiliates, including for purposes of internal corporate reorganization, to any purchaser of all or substantially all of its assets, or to any successor corporation resulting from any merger or consolidation of such Party with or into such corporation, providing such assignee is able to comply with all applicable laws and regulations. The assigning or transferring party shall provide reasonable advance notice of such assignment or transfer to the other Party.

Notwithstanding otherwise provided, (i) any assignment from Gloria Biosciences of any or all of its rights and obligations under this Agreement to any other third party or any replacement or adjustment of HS Tech’s engagement or authorization of Gloria Biosciences as contemplated hereunder shall be subject to BioLine’s prior written consent; (ii) the assignment of any or all of HS Tech’s rights and obligations under this Agreement to Gloria Biosciences shall not require the prior approval by BioLine, but shall require prior written notice to BioLine.

13.11.
Force Majeure.  Neither Party will be responsible for delays resulting from causes beyond the reasonable control of such Party, including without limitation, regulatory delay, fire, explosion, pandemic, flood, war, strike, or riot, or similar significant “acts of god” provided that the non-performing party uses commercially reasonable efforts to avoid or remove such causes of non-performance and continues performance under this Agreement with reasonable dispatch whenever such causes are removed.

13.12.
Interpretation.  The Parties hereto acknowledge and agree that: (i) each Party and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision; (ii) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement; and (iii) the terms and provisions of this Agreement shall be construed fairly as to all Parties hereto and not in favor of or against any other Party, regardless of which Party was generally responsible for the preparation of this Agreement.

13.13.
Severability.  If any provision of this Agreement is or becomes invalid or is ruled invalid by any court of competent jurisdiction or is deemed unenforceable, it is the intention of the Parties that such provision shall be interpreted as necessary to give maximum effect to such provision as permitted under law and that the remainder of this Agreement shall not be affected.

13.14.
Execution.  This Agreement may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same document.  Signatures to this Agreement transmitted by email in “portable document format” (pdf), or signed electronically by any other electronic means intended to preserve the original graphic and pictorial appearance of this Agreement shall have the same effect as physical delivery of the paper document bearing original signature.

13.15.	Exhibits. The following exhibits attached to this Agreement shall form an integral part hereof:

Exhibit A-1: Licensed Patents
Exhibit A-2: Licensed Know-How
Exhibit B: Clinical and Regulatory Plan
Exhibit C: Licensed Marks
Exhibit D: Territory
Exhibit E: Escrow Agreement
Exhibit F: BioLine’s Indications in Progress

[Remainder of page intentionally left blank]

[Signature page to License Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

BioLineRx, Ltd. By: /s/ Philip Serlin Name: Philip Serlin Title: Chief Executive Officer	Guangzhou Gloria Biosciences Co., Ltd. By: /s/ Xiuqiang Diao Name: Xiuqiang Diao Title: Chairman
Hong Seng Technology Limited By: /s/ Chung Fook Kwong Name: Chung Fook Kwong Title: Director

BioLineRx – HS Tech - Gloria BioSciences – License Agreement

Exhibit A-1
Licensed Patents (as may be updated from time to time pursuant to the Agreement)

[***]

BioLineRx – HS Tech - Gloria BioSciences – License Agreement

Exhibit A-2
Licensed Know-How (as may be updated from time to time pursuant to the Agreement)

[***]

BioLineRx – HS Tech - Gloria BioSciences – License Agreement

Exhibit B
Initial Clinical and Regulatory Plan

[***]

BioLineRx – HS Tech - Gloria BioSciences – License Agreement

Exhibit C
Licensed Marks

[***]

BioLineRx – HS Tech - Gloria BioSciences – License Agreement

Exhibit D
Territory

The following countries within the Territory are included within the scope of the License:

[***]

For clarity, those countries set out in Category 1 and Category 2 below, and those countries in Category 3 which are not approved by BioLine, are excluded from the Territory and they are not included within the scope of the License. It expressly acknowledged and agreed that sanctions and legal regimes to which BioLine is subject may change over time and, as such, countries within the Territory that are included or excluded from the Territory are subject to change; BioLine will notify Licensee of any such changes. It is expressly agreed by the Parties that the arrangements in this Exhibit D shall take precedence over anything to the contrary in the Agreement.

CATEGORY 1: Excluded Countries by Agreement of Parties

The State of Israel

CATEGORY 2: Excluded Countries/Regions by Sanctions/Legal Requirements

[***]

CATEGORY 3: Countries/Regions that are subject to BioLine’s Consent

In the event that Licensee desires to engage in business of any nature with persons and entities domiciled in the following countries, it shall obtain the prior written consent of BioLine with respect thereto, and BioLine will use its best efforts to reply to any request for such consent as promptly as possible:

[***]

Exhibit E
Escrow Agreement

Exhibit F
BioLine’s Indications in Progress

[***]

BioLineRx – HS Tech - Gloria BioSciences – License Agreement